Exhibit 2.2

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of

December 17, 2018

by and between

SKYWEST, INC.

and

MANAAIR LLC

relating to the purchase and sale

of

100% of the Common Stock

of

EXPRESSJET AIRLINES, INC.

i

Article 7
Covenants of Buyer and Seller

Section 7.01.	Reasonable Efforts; Further Assurances	46
Section 7.02.	Certain Filings	46
Section 7.03.	Public Announcements	47
Section 7.04.	Wrong Pocket Assets and Liabilities	47
Section 7.05.	D&O Insurance	48
Section 7.06.	Employee Matters	48

Article 8
Tax Matters

Section 8.01.	Returns Due after Closing and Refunds	49
Section 8.02.	Tax Sharing	51
Section 8.03.	Cooperation on Tax Matters	51
Section 8.04.	Tax Indemnification	51
Section 8.05.	Deemed Asset Sale Election	52

Article 9
Employee Benefits

Section 9.01.	Employee Benefits	54

Article 10
Conditions to Closing

Section 10.01.	Conditions to Obligations of Buyer and Seller	54
Section 10.02.	Conditions to Obligation of Buyer	55
Section 10.03.	Conditions to Obligation of Seller	55

Article 11
Survival; Indemnification

Section 11.01.	Survival of Representations, Warranties and Agreements	56
Section 11.02.	Indemnification by Seller	56
Section 11.03.	Indemnification by Buyer	57
Section 11.04.	Limitations	57
Section 11.05.	Claims Procedures	59
Section 11.06.	Exclusive Remedy; Waiver of Remedies; Release	61

Article 12
Termination

Section 12.01.	Grounds for Termination	62
Section 12.02.	Effect of Termination	63

Exhibit A — Form of Transition Services Agreement

Exhibit B — Form of Assumption Agreement

Exhibit C — Form of CRJ Support Services Agreement

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (together with the Exhibits and Schedules attached hereto, this “Agreement”) is dated as of December 17, 2018 (the “Execution Date”), by and between SKYWEST, INC., a Utah corporation (“Seller”), and MANAAIR LLC, a Delaware limited liability company (“Buyer” and, together with Seller, the “parties”).

WITNESSETH:

WHEREAS, Seller is the beneficial owner of the Shares (as defined herein) and desires to sell the Shares of ExpressJet Airlines, Inc., a Utah corporation (the “Company”) to Buyer, and Buyer desires to purchase the Shares from Seller, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, but as a separate and independent transaction, the Company, United Airlines, Inc., a Delaware corporation (“United”), and, for certain limited purposes set forth therein, Seller, are entering into that certain Asset Purchase Agreement for the purchase by United of certain assets from the Company (the “APA”).

NOW, WHEREFORE, the parties hereto agree as follows:

Article 1

DEFINITIONS

Section 1.01.                          Definitions.  The following terms, as used herein, have the following meanings:

“336(e) Election” has the meaning given to such term in Section 8.05(a).

“338(h)(10) Election” has the meaning given to such term in Section 8.05(a).

“2010 LTIP” has the meaning given to such term in Section 3.15(e).

“Acquired Company” means, other than the Excluded Assets and the Excluded Liabilities, the Company.

“Acquisition Engagement” has the meaning given to such term in Section 13.13(a).

“Acquisition Proposal” has the meaning given to such term in Section 5.05.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise; provided that, except (x) in the case of Section 3.19, Section 7.06(d), Section 8.04(a), (y) for the purposes of the definition of “Representative” as used in references in this Agreement to “Buyer Group” and (z) for any circumstance in which United owns a majority of the Equity Interests of Buyer, United shall not be an Affiliate of Buyer, the Company or any Subsidiary of the Company.

“Affiliated Group” means, with respect to federal income Taxes, any affiliated group of corporations (as defined in Section 1504(a) of the Code) of which the Company is or was a member and, with respect to any state, local or foreign income, franchise or similar income-based Tax, the consolidated, combined or unitary group of which the Company is or was a member.

“Aggregate Asset Value” has the meaning given to such term in paragraph 1 of Schedule 2.01(a)(1).

“Agreement” has the meaning given to such term in the Preamble.

“American” means American Airlines, Inc., a Delaware corporation.

“APA” has the meaning given to such term in the recitals.

“APU” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Asserted Liability” has the meaning given to such term in Section 11.05(a).

“Asset Value” has the meaning given to such term in paragraph 1 of Schedule 2.01(a)(1).

“Balance Sheet” means the unaudited balance sheet of the Company as of the Balance Sheet Date.

“Balance Sheet Date” means September 30, 2018.

“Business” means the business and operations currently conducted by the Acquired Company as of the date of this Agreement.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are required by law to close.

“Business Employees” has the meaning given to such term in Section 7.06(a).

“Buyer” has the meaning given to such term in the Preamble.

“Buyer Group” has the meaning given to such term in Section 11.02.

“Buyer Material Adverse Effect” means any change, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, events, circumstances, developments and occurrences, has, or would reasonably be expected to have, a material adverse effect on (a) the financial condition of Buyer and its subsidiaries taken as a whole, or (b) the ability of Buyer to consummate the transactions contemplated hereby on a timely basis, except that an effect resulting from any of the following shall not be considered when determining if a Buyer Material Adverse Effect has occurred: (i) any change in national or international political, regulatory, economic, business or market conditions generally or in the geographic markets served by Buyer and its subsidiaries; (ii) any change in conditions affecting the air transportation industry generally or the commuter or regional air transportation industry specifically, excluding in the case of each of the above clauses any change which materially disproportionately affects Buyer and its subsidiaries, taken as a whole; or (iii) the taking of any of the actions allowed, or provided for, by the provisions of this Agreement.

“Categories” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“CERCLA” has the meaning given to such term in Section 3.20(a)(iii).

“Claim” means any demand, claim, action, investigation or Proceeding.

“Claims Notice” has the meaning given to such term in Section 11.05(a).

“Closing” has the meaning given to such term in Section 2.02.

“Closing Date” means the date of the Closing.

“Closing Determination” has the meaning given to such term in paragraph 5 of Schedule 2.01(a)(1).

“Closing Payment Amount” has the meaning given to such term in Section 2.01.

“Closing Working Capital Amount” means, as of the close of business on the Closing Date, current assets minus current liabilities, in each case (x) as defined by GAAP (and therefore excluding long-term assets and long-term liabilities, except where explicitly noted otherwise in Schedule 2.01(a)(2)), (y) excluding Excluded Assets and Excluded Liabilities and (z) calculated in a manner consistent with the calculation included as set forth on Schedule 2.01(a)(2).  Notwithstanding anything in this Agreement to the contrary, the LTD Unfunded Liability, deferred tax assets and deferred tax liabilities will be excluded from the calculation of Closing Working Capital Amount.

“Code” means the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Collective Bargaining Agreements” has the meaning given to such term in Section 3.16(a).

“Combined Tax” means federal income Tax and any income, franchise or similar income-based Tax payable to any state, local or foreign taxing jurisdiction with respect to which the Company has filed, was required to file, or will file a Tax Return with a member of any Affiliated Group on an affiliated, consolidated, combined or unitary basis.

“Combined Tax Return” means any Tax Return reporting Combined Taxes of an Affiliated Group.

“Common Stock” means the common stock, no par value per share, of the Company.

“Company” has the meaning given to such term in the recitals.

“Company Confidential Information” has the meaning set forth in Section 6.03(b).

“Company Intellectual Property Rights” means all material Intellectual Property Rights owned by, or licensed to, the Company.

“Company Material Adverse Effect” means any change, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, events, circumstances, developments and occurrences, has, or would reasonably be expected to have, a material adverse effect on (a) the business, properties, assets, liabilities, financial condition or results of operations of the Acquired Company or (b) the validity or enforceability of this Agreement or Seller’s or the Company’s ability to consummate the transactions contemplated by this Agreement, except that an effect resulting from any of the following shall not be considered when determining if a Company Material Adverse Effect has occurred: (i) any change in national or international political, regulatory, economic, business or market conditions generally or in the geographic markets served by the Company, (ii) any change in conditions affecting the air transportation industry generally or the commuter or regional air transportation industry specifically, (iii) the Company’s or Seller’s taking of any of the actions expressly required or expressly permitted or not taking of any of the actions expressly prohibited by the provisions of this Agreement, (iv) any increased attrition in the labor force of the Company, (v) any change or effect with respect to the Acquired Company attributable, directly or indirectly, to any action or inaction by United under any United Contract (other than any action or inaction by United in connection with the breach or default by the Company or Seller of any United Contract or this Agreement) that could reasonably be expected to have a material adverse change or effect on the Acquired Company, (vi) acts of God or other calamities, national or international political or social conditions, including the engagement and/or escalation by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vii) the announcement or pendency of the transactions contemplated by this Agreement, (viii) the identity or business plans of Buyer or any of its Affiliates, (ix) any change in applicable Laws or the interpretation thereof, (x) any change in GAAP or other accounting requirements or principles, or (xi) the failure of Seller or the Company to meet or achieve any internal or external projections, budgets, forecasts or estimates of revenues, earnings or other financial results (provided that this clause (xi) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred); provided, however, that any change, event, circumstance, development or occurrence referred to in the immediately preceding clauses (i), (ii), (vi), (ix) or (x) shall be taken into account for the purposes of determining whether there has been a Company Material Adverse Effect to the extent such change, event, circumstance, development or occurrence adversely affects the Acquired Company or its business in a materially disproportionate manner relative to other companies operating in the industries in which the Acquired Company operates. For the avoidance of doubt and notwithstanding any of the foregoing exclusions, the occurrence and continuation up to the Closing Date of the following shall be considered a “Company Material Adverse Effect” and shall be deemed “material” to the Acquired Company:  the revocation, suspension or termination of the Company’s FAA air carrier certificate, FAA operations specifications, or DOT certificates of public convenience and necessity except to the extent amended, replaced or reissued as a result of and as necessary to reflect the consummation of the transactions contemplated hereby, provided that such amendment, replacement or reissuance does not materially adversely affect the continuous conduct of the Business from and after Closing.

“Company Obligations” means all liabilities (including, without limitation, all current liabilities and Employee Benefit Obligations), debts, payables, Claims and all other obligations, whether by contract, law or otherwise, of the Company, other than the Excluded Liabilities.

“Company Permits” has the meaning given to such term in Section 3.07.

“Company Securities” has the meaning given to such term in Section 3.05.

“Condition Code” has the meaning given to such term in paragraph 5(b)(ii) of Schedule 2.01(a)(1).

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement by and between Seller and United executed in October of 2017.

“Confidential Documents” has the meaning given to such term in Section 5.02(a).

“Consumed Part” has the meaning given to such term in paragraph 5(b)(iv) of Schedule 2.01(a)(1).

“Contract” means any contract, agreement, understanding, arrangement or other instrument, in each case, whether written or oral, other than the United Contracts.

“Covered Aircraft” has the meaning set forth in the United CPA.

“CRJ Aircraft” means the Bombardier regional jet aircraft and associated engines owned, leased or subleased by the Company subject to the United CPA as of the time of Closing.

“CRJ Aircraft Leases” means the leases between SkyWest Leasing, Inc. and its Affiliates, as applicable (“SkyWest Leasing”), as lessor, and the Company, as lessee, of the CRJ Aircraft.

“CRJ Spare Engines” means the spare General Electric engines owned, leased or subleased by the Company and used in connection with the operation of the CRJ Aircraft, but shall not include the engines subject to the CRJ Aircraft Leases.

“CRJ Support Services Agreement” means an agreement between SkyWest Leasing and its Affiliates, as applicable and the Company substantially in the form of Exhibit C to be executed on the Closing Date.

“CRJ Transfer Documents” has the meaning given to such term in Section 2.02(e).

“Cycle Adjustment Amount” has the meaning given to such term in paragraph 5(a)(iii) of Schedule 2.01(a)(1).

“Cycle Change” has the meaning given to such term in paragraph 5(a)(iii) of Schedule 2.01(a)(1).

“Delivery Date” has the meaning given to such term in Section 7.06(a).

“Delta” means Delta Air Lines, Inc., a Delaware corporation.

“DOT” has the meaning given to such term in Section 3.03.

“DOT Approvals” has the meaning given to such term in Section 3.03.

“DOT Notice” has the meaning given to such term in Section 3.03.

“Employee Benefit Obligations” means any obligation or liability arising under any of the Employee Plans, any other obligation or liability relating to any compensation, commissions, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, fringe benefits, severance benefits and post-employment or retirement benefits (including pension, health, medical or life insurance benefits) of the Company, and any obligation or liability of the Company under the Collective Bargaining Agreements.

“Employee Plans” has the meaning given to such term in Section 3.15(a).

“Engine” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Environmental Laws” has the meaning given to such term in Section 3.20(d).

“Environmental Permits” has the meaning given to such term in Section 3.20(a)(ii).

“Environmental Representations” has the meaning given to such term in Section 11.01.

“Equipment” has the meaning given to such term in paragraph 5(c) of Schedule 2.01(a)(1).

“Equity Interests” means (a)(i) with respect to a limited liability company (or its equivalent), any and all shares, interests, participations or other equivalents, (ii) with respect to a partnership (or its equivalent), any and all partnership interests, units, interests, participations shares or other equivalents and (iii) with respect to a corporation, any and all capital stock, shares and other equivalents and (b) securities convertible into or exchangeable for any of the foregoing, and any and all warrants, rights or options to purchase, or obligations of a Person to sell, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means the Company and any other entity (including Seller) that currently or, in the past ten years, would, under Section 414 of the Code, either (a) be treated as a single employer with the Company or (b) be considered as a member of a controlled group of corporations, trades or businesses under common control, or affiliated service group along with the Company.

“ERJ Aircraft” mean the Covered Aircraft, the Other Subleased Aircraft and the Parked Aircraft subject to the United CPA as of the time of Closing.

“ERJ Pilot LTD Plan” means the ExpressJet Airlines, Inc. Long Term Disability Program for Pilots.

“Estimated Closing Working Capital Adjustment Amount” means the Estimated Closing Working Capital Amount minus the Working Capital Target Amount, it being understood that the Estimated Closing Working Capital Adjustment Amount may be a positive or a negative number.

“Estimated Closing Working Capital Amount” means Seller’s good faith estimate of the Closing Working Capital Amount.

“Excluded Assets” means, as of any date of determination, collectively, (a) the CRJ Aircraft, (b) the CRJ Spare Engines, (c) all Tangible Assets as of such date that do not constitute “Included Assets” as such term is defined in Schedule 2.01(a)(1) and (d) any assets specifically identified as “Excluded Assets” in Schedule 2.01(a)(2).

“Excluded Liabilities” means, as of any date of determination, collectively, (a) all liabilities under the Third-Party CPAs (and all documents and Contracts related thereto), (b) all liabilities relating to the Excluded Assets as of such date, (c) all liabilities relating to the execution, delivery and consummation of the transactions contemplated by the CRJ Transfer Documents, (d) all liabilities of the Company in its capacity as “Seller” under the APA, (e) all liabilities of Seller under the APA, (f) all “Excluded Liabilities” as such term is defined in the APA and (g) any liabilities specifically identified as “Excluded Liabilities” in Schedule 2.01(a)(2); provided, that as to clauses (d), (e) and (f) hereof, “Excluded Liabilities” shall only include such liabilities to the extent Seller is obligated to indemnify the “Buyer Group” (as such term is defined in the APA) as provided in Section 10.02 of the APA (but, for the avoidance of doubt, without giving effect to Section 10.04(a) or Section 10.04(d) in the APA).

“Execution Date” has the meaning given to such term in the Preamble.

“Expendable Part” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“FAA” has the meaning given to such term in Section 3.03.

“FAA Notice and Approval” has the meaning given to such term in Section 3.03.

“Final Cycles” has the meaning given to such term in paragraph 5(a)(iii) of Schedule 2.01(a)(1).

“Final Determination” has the meaning given to such term in paragraph 5 of Schedule 2.01(a)(1).

“Final LTD Report” has the meaning given to such term in Section 5.10(a).

“Final LTD Settlement Amount” has the meaning given to such term in Section 5.10(b).

“Final Report Receipt Deadline” has the meaning given to such term in Section 5.10(b).

“Financial Statements” has the meaning given to such term in Section 3.08.

“Flight Training Device” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Foreign Plans” has the meaning set forth in Section 3.15(j).

“Furniture and Fixtures” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Representations” means the representations and warranties of Seller set forth in this Agreement other than the Seller Fundamental Representations, the Tax Representations and the Environmental Representations.

“Governmental Authority” means any federal, state, local or foreign government or any subdivision, agency, instrumentality, authority, department, commission, board or bureau thereof or any court or other body authorized on behalf of any of the foregoing to exercise legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Gross Purchase Price” has the meaning given to such term in Section 2.01.

“GSE” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Hire Date” has the meaning given to such term in Section 7.06(c).

“Inactive Employee” has the meaning given to such term in Section 7.06(c).

“Included Assets” has the meaning given to such term in paragraph 4 of Schedule 2.01(a)(1).

“Indebtedness” means, with respect to any Person, all (a) indebtedness for money borrowed from any Person, purchase money obligations, capitalized lease obligations, obligations to pay deferred purchase price of assets, services or securities and reimbursement obligations for letters of credit or similar instruments that have been drawn, in each case of such Person (provided that the foregoing shall not include trade accounts payable and other accrued current liabilities, in each case, arising in the ordinary course), (b) indebtedness of the type described in clause (a) above guaranteed, directly or indirectly, in any manner by such Person or for which such Person may be liable, (c) interest expense accrued but unpaid on or relating to any of such indebtedness and (d) prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness.

“Independent Firm” means an independent accounting firm as Buyer and Seller shall mutually agree upon.

“Initial Cycles” has the meaning given to such term in paragraph 5(a)(iii) of Schedule 2.01(a)(1).

“Initial Determination” has the meaning given to such term in paragraph 3 of Schedule 2.01(a)(1).

“Initial LTD Report” has the meaning given to such term in Section 5.10(a).

“Initial LTD Settlement Amount” has the meaning given to such term in Section 5.10(b).

“Insurance Policies” has the meaning given to such term in Section 3.26.

“Intellectual Property Right” means any trademark, service mark, trade name, invention, patent, trade secret, copyright, know how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right relating to the Acquired Company.

“IT Equipment” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“KEI” means KAIR Enterprises, Inc., a Georgia corporation.

“KEI Loan Amount” means the “First Loan Advance” as such term is defined in that certain Loan Agreement dated as of December 17, 2018 by and between SkyWest Leasing, Inc. (as “Lender” thereunder) and KEI (as “Borrower” thereunder).

“Knowledge of Seller,” “Seller’s Knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 1.02.

“Laws” means any law (including common law), regulation, rule, order, judgment, decree, enforceable agreement of, or enforceable policy of, any Governmental Authority or any other executive, legislative, regulatory or administrative proclamation.

“Leasehold Improvements” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Letter Agreement” means that certain Letter Agreement (Option Exercise & Loan Repayment), dated as of December 17, 2018.

“Lien” means, with respect to any property or asset, any and all liens, encumbrances, charges, security interests, options, mortgages, easements or pledges in respect of such property or asset.

“Litigation Conditions” means, collectively, the following with respect to any Proceeding relating to a claim for indemnification under Article 11:  (a) there is no reasonable probability that such Proceeding has or would reasonably be expected to result in Losses to the indemnified Person in excess of the limitations on indemnification set forth in Section 11.04, (b) such Proceeding (including any compromise or settlement thereof) does not seek any order, injunction or other equitable relief against the indemnified Person, (c) such Proceeding does not arise in connection with a criminal action against the indemnified Person and (d) there is no reasonable likelihood of a conflict of interest between the indemnifying Person and the indemnified Person.

“Loss” means any and all judgments, losses, liabilities, Taxes, damages, fines, penalties, deficiencies, associated and reasonable third-party expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other Proceedings or of any Claim, default or assessment).

“LTD Letter” means that certain letter agreement dated as of December 3, 2018 by and between the Company and the Air Line Pilots Association regarding the long-term disability coverage and funding rate for the ERJ Pilot LTD Plan.

“LTD Plan Amendment” means an amendment to the ERJ Pilot LTD Plan reflecting the LTD Letter.

“LTD Settlement Amount” means an amount equal to 55% of the LTD Unfunded Liability.

“LTD Unfunded Liability” means, for any applicable measurement date, the amount of the Company’s balance sheet liability for unfunded benefits under the ERJ Pilot LTD Plan as of such date, computed in accordance with GAAP and reasonable actuarial assumptions consistent with past practices by Aon plc and set forth in the Initial LTD Report or the Final LTD Report, as applicable.

“Material Contracts” has the meaning given to such term in Section 3.25(b).

“Materials of Environmental Concern” has the meaning given to such term in Section 3.20(d).

“Non-Income Taxes” has the meaning given to such term in Section 8.01(c).

“Option Period” has the meaning given to such term in paragraph 12 of Schedule 2.01(a)(1).

“Other Subleased Aircraft” has the meaning set forth in the United CPA.

“Parked Aircraft” has the meaning set forth in the United CPA.

“Parr Brown” has the meaning given to such term in Section 13.13(a).

“party” has the meaning given to such term in the preamble.

“Pension Plan” means any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code.

“Permitted Liens” mean:  (i) specific Liens reflected or reserved against in the Balance Sheet or disclosed in the notes thereto, or Liens relating to easements, rights of way and other real property matters; (ii) Taxes and general and special assessments not in default and payable without penalty or interest or being contested in good faith; (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; or (iv) Liens arising or incurred in the ordinary course of business since the Balance Sheet Date that are not material to the Company.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

“Proceeding” means any complaint, lawsuit, action, suit, civil penalty action, compliance action, enforcement action, or other proceeding at law or in equity or order or ruling, in each case by or before any Governmental Authority, administrative adjudicator or arbitral tribunal, or any matter for which a Governmental Authority has opened a formal investigation.

“Real Property” means all real property that is owned or leased by the Company (other than leases of any “gates” or any airport facilities at United States or foreign airports).

“Reappraisal Item” has the meaning given to such term in paragraph 5(f) of Schedule 2.01(a)(1).

“Related Party” has the meaning given to such term in Section 3.17.

“Replaced APU” has the meaning given to such term in paragraph 5(a)(iv) of Schedule 2.01(a)(1).

“Representative” means, with respect to a Person, such Person’s Affiliates and its and their respective shareholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys, consultants, advisors and direct and indirect beneficial owners.

“Restricted Confidential Information” shall include all information relating to: (a) assets constituting clause (c) of the definition of Excluded Assets, (b) all liabilities relating to the assets constituting clause (c) of the definition of Excluded Assets, and (c) the Third Party CPAs other than information relating to the Acquired Company (including its airline operations on behalf of United).

“Right Pocket” has the meaning set forth in Section 7.04(a).

“Rotable Part” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Routine Individual Claim” means a Claim (other than a class action) against the Company that both (i) involves an aggregate amount in controversy less than $2,000,000 and (ii) is routine and in the ordinary course of the Company based on past practices.

“Schedules” has the meaning given to such term in Article 3.

“Schedules Supplement” has the meaning given to such term in Section 5.04.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selection Email” has the meaning given to such term in paragraph 1 of Schedule 2.01(a)(1).

“Seller” has the meaning given to such term in the Preamble.

“Seller Fundamental Representations” has the meaning given to such term in Section 11.01.

“Seller Group” has the meaning set forth in Section 11.03.

“Shares” means 1,000 shares of Common Stock.

“Shreveport Claim” has the meaning assigned to such term in the third paragraph of Schedule 3.13 as of the Execution Date.

“Subsidiary” means, as of any time with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), either the managing member or general partner or a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be any managing director or general partner of such business entity (other than a corporation) or control any managing director or general partner of such business entity (other than a corporation) or (iii) is otherwise contractually entitled to direct and control.

“Tangible Asset List” has the meaning given to such term in paragraph 1 of Schedule 2.01(a)(1).

“Tangible Assets” has the meaning given to such term in paragraph 1 of Schedule 2.01(a)(1).

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under former Code Section 59A), customs duties, escheat payments, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other applicable law (including pursuant to Section 163(e)(3) or Section 163(j) of the Code).

“Tax Audit” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other Claim regarding Taxes.

“Tax Loss” has the meaning given to such term in Section 8.04(a).

“Tax Representations” has the meaning given to such term in Section 11.01.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition of any Tax.

“Third-Party CPAs” means any capacity purchase, connection or codeshare agreements between the Company and any airline other than United.

“Tooling” has the meaning given to such term in paragraph 2 of Schedule 2.01(a)(1).

“Transition Services Agreement” means an agreement between Seller and the Company substantially in the form of Exhibit A to be executed on the Closing Date.

“Transportation Code” means 49 U.S.C. subtitle VII, as amended, any successor statute thereto, and any regulation, order, notice, directive, or enforceable policy issued or promulgated thereunder by the FAA, DOT or TSA.

“TSA” means the U.S. Transportation Security Administration.

“United” has the meaning given to such term in the recitals.

“United Contracts” means the Contracts set forth on Schedule 1.03.

“United CPA” means the Amended and Restated Capacity Purchase Agreement between United and the Company dated as of November 7, 2014 and effective as of July 1, 2014, as amended prior to the Execution Date, and as such agreement may be amended or supplemented thereafter from time to time.

“Working Capital Target Amount” means negative $32,000,000.

“Wrong Pocket” has the meaning set forth in Section 7.04(a).

“Wrong Pocket Asset” has the meaning set forth in Section 7.04(a).

“Wrong Pocket Liability” has the meaning set forth in Section 7.04(a).

Section 1.02.                          Other Definitional and Interpretative Provisions.  Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one Person are joint and several.  The words “hereof”, “hereby,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Article 2

PURCHASE AND SALE

Section 2.01.                          Purchase and Sale; Closing Payment Amount; Appraisal; Estimated Closing Working Capital Adjustment Amount.  (a) Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Shares at the Closing.  The amount payable by Buyer to Seller at the Closing (such amount, the “Closing Payment Amount”) shall be equal to the sum of (i) the aggregate purchase price amount for Tangible Assets determined as provided in paragraph 1 of Schedule 2.01(a)(1) (the “Gross Purchase Price”), plus (ii) the Estimated Closing Working Capital Adjustment Amount, minus (iii) the LTD Settlement Amount as determined pursuant to Section 5.10(b). Seller shall deliver its good faith estimate of the Estimated Closing Working Capital Adjustment Amount to Buyer no less than three Business Days prior to the expected Closing Date, including its components, together with reasonable supporting documentation.  Attached hereto as Schedule 2.01(a)(2) is an illustrative calculation of the Estimated Closing Working Capital Adjustment Amount as of the Balance Sheet Date as if the Balance Sheet Date were the expected Closing Date.  Following the Closing, either Seller shall pay Buyer (if the Final Determination is less than the Closing Determination), or Buyer shall pay Seller (if the Final Determination is greater than the Closing Determination), the absolute value of the difference between the Final Determination and the Closing Determination in accordance with paragraph 7 of Schedule 2.01(a)(1).

(b)                                 Prior to, or in connection with, the Closing, the Company shall transfer, distribute or assign to Seller all of the Excluded Assets (including as required pursuant to paragraph 8 of Schedule 2.01(a)(1)), and at and after the Closing, all of the Excluded Liabilities shall be assumed by, and transferred to, Seller.  At and after the Closing, the Company Obligations shall remain with the Company and shall not be assumed by Seller, or otherwise assigned or transferred to Seller.

Section 2.02.                          Closing.  The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place by electronic exchange and release of documents on January 9, 2019, or as soon thereafter as satisfaction or waiver of the conditions (if not already accomplished) set forth in Article 10 has occurred (other than those conditions which, by their nature, will be satisfied at the Closing), or at such other time, or in such other manner, as Buyer and Seller may mutually agree.  At the Closing:

(a)                                 On the Closing Date, subject to Section 2.03(a), Buyer shall deliver to Seller the Closing Payment Amount in immediately available funds by wire transfer to an account of Seller with a bank designated by Seller, by notice to Buyer at least two Business Days prior to the Closing Date.

(b)                                 Seller shall deliver to Buyer certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

(c)                                  Seller shall deliver to Buyer a true and complete copy of the Transition Services Agreement duly executed by each of Seller and the Company.

(d)                                 Seller shall deliver to Buyer a true and complete copy of the CRJ Support Services Agreement duly executed by each of SkyWest Leasing (or its Affiliate, as applicable) and the Company.

(e)                                  Seller shall deliver to Buyer true and complete copies of (i) all documents executed by the Company or otherwise purporting to be binding upon the Company relating to the transfer of ownership of the CRJ Aircraft from the Company to SkyWest Leasing (or its Affiliate, as applicable), effective on or prior to the Closing and without any liability or obligation of the Company following such transfer, in each case in forms reasonably acceptable to Buyer (collectively, the “CRJ Transfer Documents”) and (ii) the CRJ Aircraft Leases in forms reasonably acceptable to Buyer, in each case of the foregoing clauses (i) and (ii) duly executed by each of SkyWest Leasing and its Affiliates, as applicable, and the Company.

(f)                                   Seller and Buyer shall deliver the other certificates and documents contemplated by Article 10.

Section 2.03.                          Working Capital Adjustment.

(a)                                 Seller and Buyer shall cooperate and provide each other access, including through electronic means, to Seller’s and the Company’s respective books, records and employees as are reasonably requested in connection with the matters addressed in this Section 2.03.  The existence of any dispute involving an aggregate amount less than $2,500,000 with respect to any such calculations shall not delay or otherwise affect the Closing or the obligation to make the Closing Payment Amount.

(b)                                 On or prior to 60 days after the Closing Date, Buyer shall deliver to Seller its good faith final calculation of the actual amount for each of the Closing Working Capital Amount and its components as of the Closing Date, which clearly delineates any differences from the Estimated Closing Working Capital Amount delivered by Seller pursuant to Section 2.01(a), together with reasonable supporting documentation.  If Seller disagrees with any of the calculations provided by Buyer pursuant to the notice referenced in the foregoing sentence, then it shall provide Buyer with written notice thereof within 30 days after receiving written notice thereof and shall include reasonable detail regarding such specific objections.  If Buyer and Seller working in good faith are unable to agree on such disputed items on or prior to the 90th day following the Closing Date, then either party may refer such dispute to the Independent Firm or, if that firm declines to act as provided in this Section 2.03(b), another firm of independent public accountants or valuation experts, mutually acceptable to Buyer and Seller, which firm shall make a final and binding determination as to all matters in dispute on a timely basis and promptly shall notify the parties in writing of its resolution.  Such accounting firm handling the dispute resolution shall not have the power to modify or amend any term or provision of this Agreement and shall not assign a value to any component of the Closing Working Capital Amount greater than the greatest value for such item claimed by either Buyer or Seller or less than the smallest value for such item claimed by either Buyer or Seller.  Each of Buyer and Seller shall bear and pay one-half of the fees and other costs charged by such accounting firm.  If Seller does not object to Buyer’s calculations within the time period and in the manner set forth in the first sentences of this Section 2.03(b) or accepts Buyer’s calculations, then such calculations as set forth in Buyer’s notice shall become final and binding upon the parties for all purposes hereunder.

(c)                                  If the Closing Working Capital Amount (as agreed between Buyer and Seller or as determined by the above-referenced valuation or accounting firm) is a value that is (i) greater than the Estimated Closing Working Capital Amount, then Buyer shall pay to Seller or its designee(s) within five Business Days after such amounts are so agreed or determined, by wire transfer of immediately available funds to an account or accounts designated by Seller, the amount of such difference or (ii) less than the Estimated Closing Working Capital Amount, then Seller shall pay to Buyer or its designee(s) within five Business Days after such amounts are so agreed or determined, by wire transfer of immediately available funds to an account or accounts designated by Buyer, the amount of such difference.  Solely for illustrative purposes, an example of the payments that would be required following the Closing pursuant to this Section 2.03 has been included in Schedule 2.01(a)(2).

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to any exceptions set forth in the Schedules to this Agreement (collectively, the “Schedules”), which may be supplemented, modified or updated pursuant to Section 5.04, Seller makes the following representations and warranties to Buyer with respect to the Company, and to itself where indicated:

Section 3.01.                          Corporate Existence and Power.  Each of Seller and the Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Utah and has all corporate powers required to carry on its business as now conducted.  Each of Seller and the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or subleased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not have a Company Material Adverse Effect.  Attached as Schedule 3.01 are true and complete copies of the articles of incorporation and bylaws of the Company (together with all amendments thereto), and such articles of incorporation and bylaws are in full force and effect, and no other charter documents or organizational documents are applicable to or binding upon the Company.  Each of Seller and the Company has all requisite corporate power and authority to own and operate its assets and to carry on its business as now conducted.

Section 3.02.                          Corporate Authorization and Binding Effect.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action by Seller and the Company.  Each of Seller and the Company has full power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder.  This Agreement has been duly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery thereof by Buyer, this Agreement is a valid and binding obligation of Seller, enforceable in accordance with its terms and conditions (subject to the laws of bankruptcy, insolvency, moratorium and similar laws and general equitable principles).

Section 3.03.                          Governmental Authorization.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than: (a) notice to the Federal Aviation Administration (“FAA”) and submission and approval of a transition plan (to the extent required by the FAA or applicable Laws) and compliance with such transition plan and OpSpec A502 (if issued by the FAA) (the “FAA Notice and Approval”), (b) prior notice to the U.S. Department of Transportation (“DOT”) of a substantial change in ownership pursuant to Title 14, Part 204 of Code of Federal Regulations (“DOT Notice”); (c) to the extent required by the DOT or applicable Laws, the grant by DOT of exemptions from and/or approvals under the provisions of 49 U.S.C. § 41105 of the United States Code, or, in the alternative, (i) grant of an exemption pendente lite by DOT permitting the Company’s continued international operations pending such approval or (ii) a disclaimer of jurisdiction by DOT (the applicable grant or applicable disclaimer described in this clause (c) (to the extent so required), collectively, the “DOT Approvals”), (d) a determination from DOT, as applicable, that the Company remains fit as an air carrier; (e) compliance with any other applicable regulatory approvals (FAA, DOT or otherwise) required for Seller or the Company, and (f) any such action or filing as to which the failure to make or obtain would not have a Company Material Adverse Effect.

Section 3.04.                          Non-contravention.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and the Company of the transactions contemplated hereby do not and will not, except as set forth on Schedule 3.04, (a) contravene or conflict with the articles of incorporation or bylaws of Seller or the Company; (b) assuming compliance with the matters referred to in Section 3.03, materially contravene or conflict with or constitute a material violation of any provision of any Laws binding upon or applicable to Seller or the

Company or any of their respective properties or assets or operation thereof, or result in a material violation or a breach or result in the invalidation of any Company Permit; (c) result in a material violation or a breach of, or constitute a material default or require any consent under or give rise to a right of termination, cancellation or acceleration of any material right or obligation of the Company or to a loss of any material benefit to which the Company is entitled under any provision of any Contract to which the Company is bound, or any license, franchise, permit or other similar authorization held by the Company; or (d) result in the creation or imposition of any Lien on any material asset of the Company, except for any Permitted Liens.

Section 3.05.                          Capitalization.  The authorized capital stock of the Company consists of 100,000 shares of Common Stock.  There are outstanding 1,000 shares of Common Stock.  All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, non-assessable and free from preemptive rights.  There are no outstanding (a) shares of capital stock or other voting securities of or other ownership interests in the Company; (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of or other ownership interests in the Company; or (c) options or other rights to acquire from the Company, or any obligation of the Company to issue, transfer or sell, any capital stock or voting securities of or other ownership interests in the Company or securities convertible into or exchangeable for capital stock or voting securities of or other ownership interests in the Company (the items in clauses (a), (b) and (c) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.  The Company does not have any Subsidiaries.

Section 3.06.                          Ownership of Shares.  Seller is the record and beneficial owner of the Shares, free and clear of any Lien (other than any transfer restrictions of general applicability imposed under applicable securities laws), and will transfer and deliver to Buyer at the Closing valid title to the Shares, free and clear of any Lien (other than any transfer restrictions of general applicability imposed under applicable securities laws).

Section 3.07.                          Permits; Compliance.  (a) Except as would not have a Company Material Adverse Effect, the Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, takeoff and landing authorizations, clearances and orders of any Governmental Authority necessary for the Acquired Company to operate its scheduled air transportation as currently conducted, and to own, lease and operate its properties and to carry on its Business (the “Company Permits”).  The use and operation by the Acquired Company of its properties and the conduct of its Business comply with the requirements and conditions of all Company Permits, including all applicable operating certificates and authorities, common carrier obligations and airworthiness directives, except where the failure to comply would not have a Company Material Adverse Effect.  Schedule 3.07 sets forth a list of jurisdictions outside the United States where the Acquired Company currently holds operating permits and authorities to operate flights to and from the listed foreign country.

(b)                                 Except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect, (i) all of the Company Permits are valid and in full force and effect and (ii) the Acquired Company is not, and has not been in the last five years, in default with respect to, or in violation of, any Company Permit.  The

Acquired Company is not, and has not been in the last five years, the subject of any pending or, to Seller’s Knowledge, threatened Proceeding seeking the revocation, suspension, cancellation, termination or impairment of any Company Permit.  Within the one-year period immediately prior to the Execution Date, the Acquired Company has not received any notice that any Governmental Authority which has issued any Company Permit intends to cancel, terminate, or not renew any such Company Permit, except to the extent such Company Permit may be amended, replaced or reissued as a result of and as necessary to reflect the transactions contemplated hereby, provided such amendment, replacement or reissuance does not materially adversely affect the continuous conduct of the Business from and after Closing.

(c)                                  Except as set forth on Schedule 3.07(c), a certificate of airworthiness for each ERJ Aircraft and CRJ Aircraft has been duly issued by the FAA and is in full force and effect (except for the period of time any aircraft may be out of service and such certificate is suspended in connection therewith).  As of the Closing, the Company will own or lease no aircraft other than the ERJ Aircraft and the CRJ Aircraft.

Section 3.08.                          Financial Statements.  The unaudited balance sheet of the Company as of each of December 31, 2016, December 31, 2017 and September 30, 2018, and the related operating expenses and interest expense for the year ended December 31, 2016, for the year ended December 31, 2017 and for the nine-month period ended September 30, 2018 (all such financial information collectively, the “Financial Statements”), in each case as previously delivered to Buyer, fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as indicated therein), the financial position of the Company as of the dates thereof and its consolidated operating expenses and interest expense for the periods then ended (except that the Financial Statements have not been audited by an independent registered public accounting firm and are not intended to represent a complete set of financial statements under GAAP and may be subject to normal audit adjustments and normal annual adjustments, including accruals).

Section 3.09.                          Books and Records.  The minute books, stock record books and other corporate governance records of the Company are complete and correct in all material respects and have been maintained in accordance with reasonable and customary business practices.  The minute books of the Company contain records that are complete and correct in all material respects of all meetings of, and corporate action taken by (including all actions by unanimous written consent), the shareholders and directors of the Company since January 1, 2014.  True and complete copies of the minute books and the stock record books of the Company have heretofore been made available to Buyer.

Section 3.10.                          Absence of Certain Changes.

(a)                                 Except as disclosed in Schedule 3.10(a), or as expressly contemplated by a specific provision of this Agreement, since the Balance Sheet Date, the Company has conducted its business in the ordinary course consistent with past practices and there has not been:

(i)                                     any event, occurrence or development which has had, or would be reasonably expected to have, a Company Material Adverse Effect;

(ii)                                  any repurchase, redemption or other acquisition by the Company of any Company Securities;

(iii)                               any creation or assumption of any material Lien, other than Permitted Liens, on any material asset of the Acquired Company;

(iv)                              (i) any making of any loan, advance or capital contribution to or investment in any Person by the Company other than loans, advances, capital contributions or investments made in the ordinary course of business consistent with past practices that are set forth on Schedule 3.10(a)(iv), (ii) any amendment of the terms of any loan to executive officers or directors or (iii) any guarantee of any of the foregoing;

(v)                                 any Contract, transaction or commitment made or entered into, in each case material to the Acquired Company, other than (A) Contracts, transactions and commitments in the ordinary course of business consistent with past practices that are set forth on Schedule 3.10(a)(v), (B) Contracts, transactions or commitments expressly required to be made or entered into by a specific provision of this Agreement and (C) any Contract, transaction or commitment pursuant to which the Company’s revenues or expenditures pursuant to the terms of such Contract, transaction or commitment are not expected to exceed $1,500,000 on an annual basis;

(vi)                              any material change in any method of financial accounting or financial accounting practice by the Company, except for any such change required by reason of a concurrent change in GAAP or applicable Laws;

(vii)                           any payment, discharge or satisfaction of any material Claim, liability or obligation, except in the ordinary course of business or pursuant to the terms of any Material Contract;

(viii)                        (A) any material amendment, waiver, modification, termination or consent to a Material Contract or (B) any entry into, or any amendment, waiver, modification, termination or consent to, a Collective Bargaining Agreement;

(ix)                              except as required under applicable Laws or pursuant to existing agreements of the Company that are set forth on Schedule 3.10(a)(ix), any (A) grant of any severance or termination pay to any director, officer or executive employee of the Company, (B) material increase in compensation, bonus or other benefits payable under any severance or retirement or termination pay policies of the Company, (C) entry into any employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or executive employee of the Company or (D) adoption of any new material Employee Plan or material modification of any Employee Plan, in the case of each of clauses (A) through (D), other than in the ordinary course of business consistent with past practice, provided that such action will not precipitate notice to DOT or FAA of such action;

(x)                                 any lapse of any rights to the use of any Intellectual Property Right, which would have a Company Material Adverse Effect;

(xi)                              any amendment, or proposal or adoption of any amendment, to the articles of incorporation or bylaws of the Company;

(xii)                           any waiver, release, cancellation, settlement or compromise of any Indebtedness, Claim or right, whether individually or in the aggregate, having a value in excess of $1,000,000;

(xiii)                        any sale, transfer or disposition of any assets of the Acquired Company, including any right under any lease or Contract or any Intellectual Property Right or other intangible asset, in each case having a value in excess of $1,000,000;

(xiv)                       any purchase or acquisition of Equity Interests or assets of any Person, in each case having a value in excess of $1,000,000;

(xv)                          any making or rescission of any election relating to Taxes, or settlement or compromise of any material Claim relating to Taxes;

(xvi)                       any grant, issuance, sale, split, reclassification or combination of Equity Interests in the Company;

(xvii)                    any declaration or payment of any dividend or distribution to Seller or any of its Affiliates;

(xviii)                 any liquidation, dissolution, recapitalization, reorganization or winding up of the Company; or

(xix)                       any agreement, commitment or Contract by the Company or Seller to do any of the foregoing.

(b)                                 Notwithstanding anything to the contrary in this Agreement, and without limiting the above in this Section 3.10, Seller shall be deemed to be in breach of Section 3.10 if $3,000,000 is less than the sum of (i) the aggregate amounts waived, released, settled or compromised and not set forth on Schedule 3.10(a)(xii) due to the operation of the phrase “having a value in excess of $1,000,000” in Section 3.10(a)(xii), plus (ii) the aggregate consideration for sales, transfers or dispositions of assets not set forth on Schedule 3.10(a)(xiii) due to the operation of the phrase “in each case having a value in excess of $1,000,000” referenced in Section 3.10(a)(xiii).

Section 3.11.                          No Undisclosed Material Liabilities.  There are no material Company Obligations other than:

(a)                                 Company Obligations disclosed or provided for in the Balance Sheet;

(b)                                 Company Obligations incurred in the ordinary course of business since the Balance Sheet Date;

(c)                                  obligations under this Agreement; and

(d)                                 Company Obligations set forth on Schedule 3.11.

Section 3.12.                          Intercompany Accounts.  Schedule 3.12 contains a complete list of all intercompany balances as of the Balance Sheet Date between Seller and its Affiliates on the one hand and the Company on the other hand.  Except as set forth on Schedule 3.12, since the Balance Sheet Date, there has not been any accrual of liability by the Company to Seller or any of its Affiliates, any waiver or release of any obligation or liability of Seller or its Affiliates to the Company or other transaction between the Company and Seller or any of its Affiliates, except as set forth on the Balance Sheet.

Section 3.13.                          Litigation.  Except as set forth on Schedule 3.13, there is no Claim or Proceeding pending, or to Seller’s Knowledge, threatened against Seller or the Company or relating to the Company, any of its properties or assets or the operation thereof or any of its officers or directors before any Governmental Authority, other than (a) Routine Individual Claims and (b) Claims or Proceedings that are immaterial to the Company.

Section 3.14.                          Taxes.  (a) Each Affiliated Group has timely filed all Combined Tax Returns that it was required to file for each taxable period during which the Company was a member of the Affiliated Group.  All such Combined Tax Returns are correct and complete in all material respects, were prepared in substantial compliance with all applicable laws and regulations and disclose all Combined Taxes required to be paid by the Affiliated Group.  All Combined Taxes shown or required to be shown on such Combined Tax Returns have been paid.  Notwithstanding any provision in this Section 3.14 to the contrary, Seller makes no representations or warranty regarding the availability or amount of any Company Tax Asset that can be used by the Company or its Affiliates, including Buyer, for any Post Closing Tax Period.

(b)                                 Except as set forth on Schedule 3.14(b) the Company has also separately filed all Tax Returns (other than Combined Tax Returns) that it was required to file for each taxable period.  All such Tax Returns were timely filed, are correct and complete in all material respects, were prepared in substantial compliance with all applicable Laws and disclose all Taxes required to be paid by the Company (other than Combined Taxes).  Except as set forth on Schedule 3.14(b), the Company has paid all Taxes shown or required to be shown on such separate Tax Returns.

(c)                                  Except as set forth on Schedule 3.14(c), no Claim has been made in the past ten years by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(d)                                 The Company has withheld and paid all employment, sales, use and other Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or other third party.

(e)                                  There is no pending or, to the Knowledge of Seller, threatened dispute or Claim concerning any Tax liability of the Company.  Neither the Company nor any Affiliated Group has

waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or Tax deficiency except (i) as listed on Schedule 3.14(e) or (ii) for waivers and extensions which are no longer in effect (i.e., with respect to assessments or deficiencies already finally resolved).

(f)                                   Seller has filed or will file a consolidated federal income Tax Return with the Company for the Company’s taxable year immediately preceding the taxable year of Closing.  Except as listed on Schedule 3.14(f), the Company has no liability for the income Taxes or other material Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 or other similar provision of state, local, or foreign law, (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(g)                                  Except as listed on Schedule 3.14(g), the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any:  (i) change in method of accounting for any Pre-Closing Tax Period or use of an improper method of accounting for any Pre-Closing Tax Period; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) during any Pre-Closing Tax Period; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date (other than prepaid income received from Buyer); (vi) election under Code Section 108(i); or (vii) distribution by or of the Company, in the prior six taxable years, in a transaction governed by Code Section 355.

(h)                                 The Company has not been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2) and, with respect to each transaction in which the Company has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law.

(i)                                     Except as set forth on Schedule 3.14(i), the Company has not entered into any closing agreements, record retention agreements or other agreements with any Taxing Authority.

Section 3.15.                          Employee Plans.  (a) Schedule 3.15(a) contains a correct and complete list identifying each “employee benefit plan”, as defined in Section 3(3) of ERISA, and each other written plan, program, policy, or arrangement providing for bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation (whether or not such plan, program, policy, or arrangement is qualified under Section 401(a) of the Code), vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, fringe benefits, severance benefits and post-employment or retirement benefits (including pension, health, medical or life insurance benefits) which (A) is maintained, administered or contributed (or required to be contributed to) to by the Company or any ERISA Affiliate and (B) covers any individual who is a current employee, former employee, consultant, or independent service provider of the Company, or with respect to which the Company has any actual or potential liability (such plans (excluding The Continental Retirement Plan), collectively the “Employee Plans”).  Current and complete copies of such Employee Plans (and, if applicable, related trust or funding agreements or insurance policies and the most recent summary plan description) and all amendments thereto have been made available to Buyer together with the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and Tax Returns (Form 990) prepared in connection with any such Employee Plan or trust.

(b)                                 Except with respect to The Continental Retirement Plan, neither the Company nor any ERISA Affiliate presently sponsors, maintains or contributes to, or has in the past ten years sponsored, maintained or contributed to, or agreed to sponsor, maintain or contribute to, any Pension Plan.

(c)                                  Except as set forth on Schedule 3.15(c), each Employee Plan (and all related trusts, insurance contracts and funds in the case of an Employee Plan that is funded):  (i) has been maintained, funded and administered in accordance with its terms; and (ii) complies with all applicable provisions of ERISA, the Code, and all other statutes, orders, laws, rules and regulations, except for instances in which failure to meet the requirements of clauses (i) or (ii) of this Section 3.15(c) do not individually or in the aggregate have a Company Material Adverse Effect.  No events have occurred with respect to any Employee Plan that could result in payment or assessment of any material excise taxes under the Code or any material penalties or liability under Title I or Title IV of ERISA by the Company or any Employee Plan.

(d)                                 Each such Employee Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) is entitled to rely upon a currently effective determination, opinion or advisory letter from the Internal Revenue Service as to the tax-qualified form of such Employee Plan, and Seller is not aware of any facts or circumstances that would reasonably be expected to adversely affect the tax-qualified status of any such Employee Plan.  Seller has made available to Buyer copies of the most recent Internal Revenue Service determination, opinion or advisory letters with respect to each such Employee Plan.

(e)                                  Except as set forth on Schedule 3.15(e), the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, former employee or director of the Company to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.  Except as set forth on Schedule 3.15(e) there is no contract, agreement, plan, program, policy or arrangement covering any employee or former employee of the Company that, individually or collectively, would give rise to the payment of any amount by the Company that would not be deductible pursuant to the terms of Sections 162(m) or 280G of the Code.  The Company has no obligation to “gross up,” reimburse or indemnify any Person for any Taxes under Code Sections 4999 or 409A.  Seller represents that (i) the only currently outstanding incentive compensation awards that Seller or the Company have granted to employees of the Company have been granted pursuant to the Seller’s 2010 Long-Term Incentive Plan (the “2010 LTIP”) and include only stock options, restricted stock units, performance stock units and performance bonus awards, and (ii) a complete listing (including outstanding awards held by each such employee) of the outstanding awards granted pursuant to the 2010 LTIP to employees of the Company is set forth on Schedule 3.15(e).

(f)                                   Except as set forth on Schedule 3.15(f), the Company does not have any liability (accrued, absolute, contingent or otherwise) in respect of post-retirement health, medical or life insurance benefits or other welfare benefits for retired, former or current employees of the Company (or their spouses or dependents) except as required under Section 4980B of the Code and Sections 601 through 607 of ERISA or comparable state law.

(g)                                  Each Employee Plan may be modified or terminated, in whole or in part, by the applicable Company or the applicable ERISA Affiliate without liability to the Company or its ERISA Affiliate, subject only to claims filed or incurred prior to such modification or termination and the restrictions imposed by the Code, ERISA, the Collective Bargaining Agreements, the written employment agreements with Company executives set forth on Schedule 3.15(g) and other applicable Law.

(h)                                 There is no matter pending or threatened (other than routine qualification determination filings) with respect to any of the Employee Plans before any Governmental Authority.

(i)                                     Each Employee Plan that constitutes a “nonqualified deferred compensation plan” under Code Section 409A(d)(1) and that is subject to Code Section 409A is in compliance with Code Section 409A, and all awards issued thereunder have been operated in compliance with the applicable Employee Plan’s terms and/or as required under Code Section 409A or other applicable Laws.

(j)                                    The Company maintains no Employee Plan outside the jurisdiction of the United States (“Foreign Plans”) and the Company has no liability (accrued, absolute, contingent or otherwise) with respect to any Foreign Plan.

Section 3.16.                          Labor Matters.  (a) Schedule 3.16 identifies all collective bargaining agreements (including any side letters, supplemental agreement or memorandum of understanding relating thereto) covering employees of the Company (collectively, the “Collective Bargaining Agreements”).  Seller has made available to Buyer copies of all such Collective Bargaining Agreements.

(b)                                 Except as disclosed in Schedule 3.16(b), at the Execution Date:

(i)                                     there are no controversies pending or, to Seller’s Knowledge, threatened between the Company and any of its employees that would have a Company Material Adverse Effect;

(ii)                                  the Company has not breached in any material respect or otherwise failed to comply in any material respect with any provision of any Collective Bargaining Agreement applicable to persons employed by the Company, nor, to Seller’s Knowledge, has any such breach or failure been alleged, and there are no material grievances outstanding against the Company thereunder, in each case which would have a Company Material Adverse Effect;

(iii)                               to Seller’s Knowledge, there is no petition pending before the National Mediation Board seeking certification or any change in certification of a labor representative with respect to any craft or class of employees of the Company;

(iv)                              there is no strike, slowdown, work stoppage, labor action or lockout or, to Seller’s Knowledge, threat thereof, by or with respect to any employees of the Company; and

(v)                                 there is no complaint for violation of the Railway Labor Act, 45 U.S.C. § 151 et seq., as amended, against the Company pending before any Governmental Authority.

Section 3.17.                          Transactions with Affiliates.  Except as disclosed in Schedule 3.17, no Related Party (as defined below) of the Company is presently, or has been since January 1, 2018, a party to any Contract with the Company (other than for services as an employee, officer or director) in which the amount involved exceeds $100,000 and in which such Related Party has, or will have, a direct or indirect material interest, whether for the furnishing of services to or by, providing for rental of real or personal property to or from or otherwise requiring payments or consideration to or from any such Related Party.  A “Related Party” is (a) Seller or any of its Affiliates other than the Company; (b) any director or executive officer of the Company; or (c) any member of the “immediate family” of the foregoing persons.

Section 3.18.                          Certain Business Practices.  Neither the Company nor, to Seller’s Knowledge, any of its directors, officers, employees or any other Person authorized to act on behalf of the Company, has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any foreign or domestic government official or employee from corporate funds.

Section 3.19.                          Finder’s Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company who might be entitled to any fee or commission from Buyer or any of its Affiliates upon or following the consummation of the transactions contemplated by this Agreement.

Section 3.20.                          Environmental Matters.  (a) Except as disclosed in Schedule 3.20:

(i)                                     no written communication, demand, request for information, notice, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no third-party investigation, Claim, suit, Proceeding or review is pending or, to Seller’s Knowledge, is threatened by any Governmental Authority or other Person against the Company and, in each case, alleging or relating to any material violation by or obligation of the Company under any Environmental Law or relating to Materials of Environmental Concern;

(ii)                                  the Company is, and to Seller’s Knowledge has been for the three years ending on the Execution Date, in compliance in all material respects with all Environmental Laws and has obtained and is, and to Seller’s Knowledge has been for the three years ending on the Execution Date, in material compliance with all permits, licenses, franchises, certificates, approvals, exemptions and other similar authorizations of any Governmental Authority (collectively, “Environmental Permits”) required by Environmental Laws to conduct its business, each such Environmental Permit is valid and in full force and effect, and there are no Claims pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation, suspension or adverse modification of any such Environmental Permit;

(iii)                               the Company has not received any written notice identifying it as a “potentially responsible party”, nor any request for information under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or analogous state statutes and no property owned, leased, subleased or operated by the Company or, to Seller’s Knowledge, formerly owned, leased, or operated by the Company, nor, to Seller’s Knowledge, any property to which the Company has transported or arranged for the disposal of any Materials of Environmental Concern, is listed or, to Seller’s Knowledge, proposed for listing on the National Priorities List (as defined in CERCLA) or, to Seller’s Knowledge, any similar state list of sites requiring cleanup;

(iv)                              there are no Materials of Environmental Concern present and there has been no material Release or threatened Release of Materials of Environmental Concern at, in, under or from any property owned, leased, or operated by the Company, or to Seller’s Knowledge, at any property formerly owned, leased or operated by the Company or at any property to which the Company has transported or arranged for the disposal of any Materials of Environmental Concern, in each case, in quantities or under conditions that would reasonably be expected to result in a material liability to or material obligation of the Company under Environmental Law; and

(v)                                 the Company has not assumed, whether by contract or operation of law, any material liabilities or obligations of any Person arising under Environmental Law or in connection with any Materials of Environmental Concern.

(b)                                 Each material Environmental Permit held by the Company as of the Execution Date is set forth on Schedule 3.20(b).

(c)                                  Schedule 3.20(c) sets forth, to the Knowledge of Seller, (i) all on-site and off-site locations (name and address, to Seller’s Knowledge) to which the Company has (previously or currently, and indicating which are previous and current) disposed, or arranged for the disposal, of

Materials of Environmental Concern, (ii) all Phase I Environmental Site Assessment reports and all site investigation reports of soil or groundwater testing identifying releases of Materials of Environmental Concern, such as Phase II Environmental Site Assessment reports or baseline environmental assessment reports, related to current or former sites owned or operated by the Company and (iii) all underground storage tanks, and the age, capacity and contents of such underground tanks, located on any property currently owned, leased, operated or controlled by the Company for the use or benefit of the Company.

(d)                                 Except as set forth in this Section 3.20, no representations or warranties are being made in this Agreement with respect to any matters relating to any Environmental Laws including Section 3.21 hereof.  For purposes of this Section 3.20, the following terms shall have the meanings set forth below:

“Environmental Laws” means any and all federal, state, local and foreign laws, including the common law, judicial decisions, regulations, rules, judgments, orders, decrees, injunctions, permits, licenses and governmental restrictions or any agreement or Contract with any Governmental Authority, relating to human health as it relates to hazardous materials, worker health and safety, the environment or to the use, maintenance, generation, management, transport, treatment, storage, Release or disposal of Materials of Environmental Concern.

“Materials of Environmental Concern” means any substance, material, chemical, or waste defined, identified or regulated as a pollutant, contaminant, or as toxic or hazardous under Environmental Laws in effect on or prior to the Closing Date, including chemicals, pollutants, contaminants, petroleum, petroleum products, asbestos, asbestos-containing materials, polychlorinated biphenyls, lead, lead-based paints and materials, and radon, and any other substance, material, chemical, or waste for which standards of care exist or for which liability may be imposed under Environmental Law.

“Release” means any spilling, leaking, pumping, releasing, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating of any Material of Environmental Concern at, in, on, or into the indoor or outdoor environment or into or out of any property, including the movement of Materials of Environmental Concern through or in the air, soil, surface water, groundwater or property.

Section 3.21.                          Compliance with Laws.  Except as set forth on Schedule 3.21, the Company is in compliance in all material respects with all Laws applicable to it, and to Seller’s Knowledge, the Company is not under investigation with respect to, and has not been threatened to be charged with or given notice of, any violation of applicable Laws in any material respect.  Since January 1, 2013, the Company has not received any written notice of violation with respect to any Laws in any material respect.

Section 3.22.                          Employee Matters.  The Company is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms, and conditions of employment, and wages and hours and is not engaged in any unfair labor practice, except for failures to comply or violations or practices that would not have a Company Material Adverse Effect.

Section 3.23.                          Title to Assets; Liens.  Except for assets, property and inventory sold since the Execution Date in compliance with this Agreement, and except to the extent relating only to the Excluded Assets and Excluded Liabilities, the Company has good and valid title to all the properties and assets of the Acquired Company reflected in the Financial Statements and to all assets of the Acquired Company purchased by the Company since the Balance Sheet Date, free and clear of all Liens (other than Permitted Liens).

Section 3.24.                          Real Property.  Schedule 3.24 sets forth a complete list and the location of all Real Property relating to the Acquired Company.  True and complete copies of all leases affecting the Real Property relating to the Acquired Company have been made available to Buyer and are identified on Schedule 3.24.  To Seller’s Knowledge, there are no Proceedings, Claims, disputes, or conditions affecting any Real Property relating to the Acquired Company that would reasonably be expected to materially interfere with the Company’s use of such property, whether before or after the Closing Date, for the conduct of the Acquired Company as currently being conducted.  To Seller’s Knowledge, neither the whole nor any portion of the Real Property related to the Acquired Company is subject to any governmental decree or order to be sold or is being condemned, expropriated, or otherwise taken by any public authority, nor has any such condemnation, expropriation, or taking been proposed.  All Real Property related to the Acquired Company is leased free and clear of all Liens on such leasehold interests other than Permitted Liens.

Section 3.25.                          Material Contracts.  (a) Except as disclosed in Schedule 3.25(a), the Company is not a party to or bound by, and none of the Company’s assets are bound by:

(i)                                     any agreement for the purchase or sale of materials, supplies, goods, services, equipment or other assets (other than pursuant to purchase orders made in the ordinary course of business consistent with past practice) providing for annual payments or receipts by the Company of $1,500,000 or more;

(ii)                                  any partnership, joint venture or other similar agreement or arrangement;

(iii)                               any agreement for Indebtedness (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000;

(iv)                              any agreement that limits in any material respect the freedom of the Company either (x) to compete in any line of business, with any Person or in any area for any length of time or that subjects the Company to the obligations of any “most favored nation,” “most favored customer,” non-competition or similar clauses with respect to pricing or performance or (y) to solicit, engage or hire any Person as an employee or consultant;

(v)                                 any material agreement with Seller or any of its Affiliates or any director or officer of Seller or any of its Affiliates;

(vi)                              any Contract or commitment requiring, after the Execution Date and relating to the Acquired Company, the mortgage, pledge, sale, or disposal of assets with a value in excess of $1,000,000 or release, grant, or transfer of Company rights with a value in excess of $1,000,000;

(vii)                           any Contract evidencing any outstanding agreements of guaranty or surety, direct or indirect, by the Company;

(viii)                        any Contract evidencing Indebtedness, together with all security agreements or other Lien documents related to or binding on the assets of the Company;

(ix)                              any Contract the breach or termination of which would, individually or in the aggregate, result in a Company Material Adverse Effect;

(x)                                 (A) any Contract relating to the Acquired Company for lease of personal property or (B) any Contract relating to the Acquired Company for lease of Real Property, in each case involving aggregate payments in excess of $1,000,000 per annum;

(xi)                              any Contract relating to the acquisition or disposition of any of the assets of the Company material to the conduct of the Acquired Company, other than such Contracts or other commitments entered into in the ordinary course of business that contemplate aggregate consideration of less than $1,000,000 to be paid or received by the Company;

(xii)                           any Contract relating to Company Intellectual Property Rights; or

(xiii)                        any Contract or commitment for any of the foregoing.

(b)                                 Notwithstanding anything to the contrary in this Agreement, and without limiting the above in this Section 3.25, Seller shall be deemed to be in breach of Section 3.25 if $3,750,000 is less than the aggregate amounts under agreements for Indebtedness set forth on Schedule 3.25(a)(iii) due to the operation of the phrase “except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000” referenced in Section 3.25(a)(iii).

(c)                                  Each Contract required to be disclosed pursuant to this Section 3.25 (collectively, “Material Contracts”) is a valid and binding agreement of the Company and, to Seller’s Knowledge, the counterparties thereto, and is in full force and effect, and none of the Company nor, to Seller’s Knowledge, any other party thereto is in material default or material breach in any respect under the terms of any Material Contract.  None of Seller or the Company or, to Seller’s Knowledge, any counterparty to any Material Contract, has received written notice that it is in default or breach under the terms of any such Material Contract and, to Seller’s Knowledge, except with respect to the items set forth on Schedule 3.04, no event has occurred (with notice or lapse of time, or both) that would constitute a material default or material breach by the Company under the terms of any Material Contract, or that would result in a termination thereof, or any cause or permission to accelerate any obligation, or any loss of a material benefit of the Company thereunder.  Seller has made available to Buyer true and complete copies of all of the Material Contracts.

(d)                                 Each United Contract is a valid and binding agreement of the Company and, to Seller’s Knowledge, the counterparties thereto (other than United), and, to Seller’s Knowledge, each United Contract is in full force and effect, and neither the Company nor, to Seller’s Knowledge, any other party thereto (other than United), is in material default or material breach in any respect under the terms of any United Contract.  None of Seller or the Company or, to Seller’s Knowledge, any counterparty to any United Contract (other than United), has received written notice that it is in default or breach under the terms of any such United Contract and, to Seller’s Knowledge, no event has occurred (with notice or lapse of time, or both) that would constitute a material breach or material default by Seller or the Company under the terms of any United Contract, or that would result in a termination thereof, or any cause or permission to accelerate any obligation, or any loss of a material benefit of Seller or the Company thereunder.  Other than the representation set forth in this Section 3.25(d), Seller hereby disclaims and makes no representation, warranty or other statement, and has no scheduling or disclosure obligation, with respect to any United Contract.

(e)                                  The Company is not a party or otherwise bound to any interest rate swaps, cap or collar agreements, commodity or financial future or option Contracts or similar derivative or hedging Contracts.

Section 3.26.                          Insurance.  Seller has made available to Buyer true and complete copies of all material insurance policies providing coverage in favor of the Company or any of its properties, including “all risk” and hull insurance policies (collectively, the “Insurance Policies”).  A list of all of the Insurance Policies is set forth on Schedule 3.26.  There are no material claims by the Company pending under any of the Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.  All Insurance Policies are in full force and effect, all premiums due thereon have been paid and the Company is in compliance in all material respects with the terms and provisions of the Insurance Policies.  All Insurance Policies comply with statutory minimums, where applicable.

Section 3.27.                          Intellectual Property.  (a) Schedule 3.27(a) contains a list of all material registrations and applications for registration included in the Company Intellectual Property Rights.

(b)                                 No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or restricting the licensing thereof by the Company to any Person, except for any judgment, injunction, order, decree or agreement that would not have a Company Material Adverse Effect.

(c)                                  Except as expressly disclosed on Schedule 3.27(c), to Seller’s Knowledge, the Company has the sole and exclusive right to use the Company Intellectual Property Rights, and no consent of any third party is required for the use thereof by the Company following the Closing.  To Seller’s Knowledge, no Claims have been asserted by any Person challenging the use of any Company Intellectual Property Rights, or challenging or questioning the validity or effectiveness of any such license or agreement.

(d)                                 Except as set forth on Schedule 3.27(d), the Acquired Company owns or licenses all the Intellectual Property Rights necessary to conduct the business of the Acquired Company in the ordinary course of business consistent with past practices.

Section 3.28.                          U.S. Citizen; Air Carrier.  The Company is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) and is an “air carrier” as defined in 49 U.S.C. § 40102(a)(2) operating under certificates issued or exemptions pursuant to 49 U.S.C. §§ 41101-41112.

Section 3.29.                          Aircraft; Engines.  The Company has made available records relating to the maintenance schedule of all ERJ Aircraft and CRJ Aircraft and the status of maintenance with respect to the ERJ Aircraft and CRJ Aircraft as of such date.  The Company is operating and maintaining the ERJ Aircraft and CRJ Aircraft and engines in the ordinary course of business consistent with past practices and in material compliance with the obligations of the Company related thereto, including all applicable Laws, instructions for continued airworthiness, airworthiness directives, and any leases, airframe, and engine maintenance programs applicable to such aircraft.  The Company’s maintenance records accurately reflect the conditions of the ERJ Aircraft and CRJ Aircraft in all material respects.  Schedule 3.29 sets forth a true and complete list of all in-service aircraft owned, leased or subleased by the Company, including the manufacturer model, FAA registration number and vintage thereof, including the name of the lessee or sublessee thereof, and the engines appurtenant to such aircraft.  Except as set forth on Schedule 3.29, there are no Contracts (other than, with respect to an obligation to lease or sublease, existing leases or subleases covering the aircraft and the engines) pursuant to which the Company is obligated to purchase, finance or lease aircraft, engines or simulators.  There is no pending default under, or breach of, any lease of aircraft or engines to which the Company is a party.  All aircraft owned, leased or subleased by the Company are registered on the FAA aircraft registry, and are in such condition as may be necessary to enable the airworthiness certification of the aircraft with the FAA to be maintained in good standing at all times other than during temporary periods of storage, maintenance, testing or modification, or during periods of grounding by applicable governmental authorities.

Section 3.30.                          No Bankruptcy.  There are no bankruptcy, reorganization, receivership or arrangement Proceedings pending against, being contemplated by or, to Seller’s Knowledge, threatened against the Company.

Section 3.31.                          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3, Seller has not made and does not make any other express or implied representation or warranty, either written or oral, regarding the Company.

Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller:

Section 4.01.                          Corporate Existence and Power.  Buyer is a limited liability company duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all limited liability company powers required to carry on its business as now conducted.  Except as would not have a Buyer Material Adverse Effect, Buyer has all governmental licenses, authorizations, consents, permits and approvals required to carry on its business as now conducted.

Section 4.02.                          Corporate Authorization and Binding Effect.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company, manager and member action by Buyer.  Buyer has full power and authority to execute and deliver this Agreement and perform its obligations hereunder.  This Agreement has been duly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery thereof by Seller and the Company, this Agreement is a valid and binding obligation of Buyer, enforceable in accordance with its terms and conditions (subject to the laws of bankruptcy, insolvency, moratorium and similar laws and general equitable principles).

Section 4.03.                          Governmental Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than:  (a) FAA Notice and Approval, (b)  DOT Notice, (c) DOT Approvals, (d) compliance with any other applicable regulatory approvals required for Buyer, and (e) any such action or filing as to which the failure to make or obtain would not have a Buyer Material Adverse Effect.

Section 4.04.                          Non-contravention.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of formation or limited liability company agreement or other governance documents of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Buyer, (c) result in a violation or a breach of, or constitute a default or require any consent under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any Contract to which Buyer is bound, or any license, franchise, permit or other similar authorization held by Buyer, or (d) result in the creation or imposition of any Lien on any asset of Buyer, except in the case of clauses (b), (c) and (d), for immaterial matters.

Section 4.05.                          Finder’s Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller, the Company or any of their Affiliates upon or following the consummation of the transactions contemplated by this Agreement.

Section 4.06.                          Financing.  Buyer will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Closing Payment Amount and any other amounts to be paid by Buyer hereunder.

Section 4.07.                          Purchase for Investment.  Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.08.                          Litigation.  There is no Claim or Proceeding pending, or to the knowledge of Buyer, threatened against Buyer before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.09.                          Inspections.  Buyer is an informed and sophisticated purchaser and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement.  Subject to the terms and conditions of this Agreement (including Article 3 and Article 11), Buyer agrees to accept the Shares in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto and to the Company as to all matters.

Section 4.10.                          No Bankruptcy.  There are no bankruptcy, reorganization, receivership or arrangement Proceedings pending against, being contemplated by or, to Buyer’s knowledge, threatened against Buyer.

Section 4.11.                          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 4, Buyer has not made and does not make any other express or implied representation or warranty, either written or oral.

Section 4.12.                          No Outside Reliance.  Notwithstanding anything contained herein to the contrary, Buyer acknowledges and agrees that neither the Company nor Seller nor any of their Affiliates has made or is making any representation or warranty whatsoever, express or implied, at law or in equity, beyond those set forth in Article 3 of this Agreement.  Buyer acknowledges that it, together with its representatives, has made its own investigation of the Company and is not relying on any implied warranties or, except for the representations and warranties set forth in Article 3 of this Agreement, upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the Company after the Closing Date.

Article 5
COVENANTS OF SELLER

Seller hereby covenants and agrees that:

Section 5.01.                          Conduct of the Acquired Company.  Except as expressly required or expressly permitted by a specific provision of this Agreement or as otherwise previously consented to by Buyer in writing, during the period from the Execution Date and until the Closing, Seller shall cause the Acquired Company to:

(a)                                 conduct its business in the usual, regular and ordinary course consistent with past practices and in material compliance with all applicable Laws;

(b)                                 comply in all material respects with all applicable Laws including, for example and without limitation, the Transportation Code;

(c)                                  use commercially reasonable efforts to preserve and maintain business relationships and goodwill with any Governmental Authority that has jurisdiction over the Acquired Company;

(d)                                 not take any action that would make any representation or warranty of Seller under this Agreement inaccurate such that the conditions to Closing set forth in Section 10.02 shall not be satisfied as of the Closing Date;

(e)                                  except as set forth on Schedule 3.25(a), not mortgage, pledge, sell or dispose of any assets with a value of $1,000,000 or more in the aggregate, and not waive, release, grant, transfer or permit to lapse any Acquired Company rights of value in excess of $1,000,000 in the aggregate;

(f)                                   use all commercially reasonable efforts to keep all ERJ Aircraft and the CRJ Aircraft in such condition as is necessary to enable the airworthiness certification of such aircraft under the Federal Aviation Act to be maintained in good standing at all times;

(g)                                  not enter into any agreement or understanding with any other Person outside of the ordinary course of business consistent with past practices involving expenditures in excess of $500,000 in the aggregate or involving terms of duration or commitments in excess of 12 months;

(h)                                 not enter into any agreement or understanding that limits in any material respect the freedom of the Company either (x) to compete in any line of business, with any Person or in any area for any length of time or that subjects the Acquired Company to the obligations of any “most favored nation,” “most favored customer,” exclusivity, non-competition or similar clauses or (y) to solicit, engage or hire any Person as an employee or consultant;

(i)                                     not relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain its Company Permits in full force and effect except to the extent that doing so would not have a Company Material Adverse Effect;

(j)                                    not merge or consolidate with any other Person; and

(k)                                 not take any action that, if taken prior to the Execution Date, would be required to be disclosed on Schedule 3.10(a);

provided that, for the avoidance of doubt, nothing in this Section 5.01 shall prohibit the Company from effecting a disposition of Excluded Assets so long as such disposition would both (I) not cause a breach of the APA and (II) not otherwise cause a breach of this Agreement.

Section 5.02.                          Access to Information; Confidentiality.  (a) From the Execution Date until the Closing Date, Seller will, and will cause its Affiliates to, (i) cause the Company to give Buyer Group and their Representatives reasonable access to the assets, inventory, employees, offices, properties, and corporate governance and other books and records of the Company and the Business (excepting, in all cases, any such items relating to Delta, American, or any other major airline or Affiliate or consultant or adviser thereto), (ii) cause the Company to furnish to Buyer Group and their Representatives such financial and operating data and other information relating to the Company and the Business as such Persons may reasonably request and (iii) instruct the employees and counsel of Seller to reasonably cooperate with Buyer in its investigation of the Company.  Any investigation pursuant to this Section 5.02 shall be conducted only with reasonable advance notice to Seller and the Company and only during normal business hours and in such manner as not to interfere unreasonably with the conduct of Seller’s business or the Company.  Notwithstanding the foregoing, Buyer shall not have access to any of the following (collectively, “Confidential Documents”): personnel records of the Company relating to individual performance or evaluation records, or medical histories; information relating to the Third-Party CPAs; any Contracts or other information pursuant to which the Company is bound by confidentiality or non-disclosure obligations with respect thereto; or any other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject the Company to risk of liability or violation of Laws; provided, however, that (A) Seller shall be obligated to use commercially reasonable efforts to request and obtain any consents or waivers necessary for Buyer Group and their Representatives to gain access to the Confidential Documents to the extent reasonably necessary for Buyer to conduct its due diligence review of the Company (excepting, in all cases, any such items relating to Delta, American or any other major airline or Affiliate or consultant or adviser thereto), (B) Schedule 5.02 currently sets forth, and will set forth from and after the Execution Date through the Closing Date, a list and description of the material facts relating to each Confidential Document that imposes obligations or liabilities of the Company or Buyer Group following the Closing and for which Seller, despite such commercially reasonable efforts, did not receive a consent or waiver with respect to the confidentiality or non-disclosure obligations therein, and (C) without limiting Seller’s obligations under Section 5.01, Seller will continue to update Schedule 5.02 from and after the Execution Date until the Closing Date to remove Confidential Documents if applicable consents or waivers are obtained, and also to supplement such schedule with any other Confidential Document that contemplates obligations or liabilities of the Company or Buyer Group, and also to maintain the accuracy of such schedule in compliance with the foregoing clause (ii) of this Section 5.02.

(b)                                 Prior to the Closing, Seller hereby agrees to, and shall cause its Affiliates to, be bound by and comply with the terms and conditions of the Confidentiality Agreement, regardless of any termination of the Confidentiality Agreement pursuant to its terms prior to the Closing Date, and covenants and agrees to keep confidential, in accordance with the terms and conditions of the Confidentiality Agreement (in the event that the Confidentiality Agreement has terminated pursuant to its terms, as if the Confidentiality Agreement were still in full force and effect), information provided to or received from, as applicable, the Buyer Group in connection with this Agreement as if such information constituted “Confidential Information” pursuant to such Confidentiality Agreement.  After the Closing, Seller and its Affiliates will hold, and will use all commercially reasonable efforts to cause their respective Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information, whether written or oral, concerning the Company, except to the extent that such information was (i) previously known on a non-confidential basis by Seller, (ii) in the public domain through no fault of Seller or any of its Representatives, or (iii) later lawfully acquired by Seller from sources other than those related to its prior ownership of the Company.  If Seller or any of its Representatives becomes compelled to disclose any information otherwise restricted by this Section 5.02(b) by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed; provided, however, that Seller shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(c)                                  On and after the Closing Date, Seller will promptly afford reasonable access to Buyer and its Representatives to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent reasonably necessary for Buyer in connection with any audit, investigation or Proceeding (other than any Proceeding involving Seller) relating to the Company; provided that any such access by Buyer shall be conducted during normal business hours and shall not unreasonably interfere with the conduct of the business of Seller.  Buyer shall bear all of the out-of-pocket costs and expenses (including reasonable attorneys’ fees, but excluding reimbursement of Seller for general overhead, salaries and employee benefits) in connection with the foregoing.

Section 5.03.                          Notices of Certain Events.  From the Execution Date until the Closing Date, Seller shall promptly notify Buyer of:

(a)                                 any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)                                 any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)                                  any Claims or Proceedings (i) commenced against Seller or the Company or (ii) in respect of which Seller or the Company has an indemnification obligation and as to which Seller has Knowledge that, if pending on the Execution Date, would have been required to have been disclosed pursuant to Section 3.13;

(d)                                 any material agreement, investigation, litigation, Proceeding, consent, order, or written notice of the FAA, DOT, TSA, or civil aviation authority of a foreign jurisdiction related to the Company (other than those that apply generally to air carriers or companies in the airline industry); and

(e)                                  any incidents or accidents occurring on or after the Execution Date involving any property owned or operated by the Company that has resulted or would reasonably be expected to result in casualty damages or losses in excess of $500,000.

Section 5.04.                          Schedules.  The parties acknowledge and agree that (a) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that such matter is required to be disclosed by the terms of this Agreement or that such matter is material, and (b) a matter disclosed on any Schedule to this Agreement shall be deemed disclosed and incorporated in any other Schedule where it is reasonably apparent on its face that such information is relevant to such other Schedule.  Prior to the Closing, Seller shall have the right from time to time to supplement, modify or update the Schedules with respect to any occurrence following the Execution Date which, if existing at the Execution Date, would have been required to be set forth or described in such Schedules (each, a “Schedules Supplement”).  In the event Seller delivers a Schedules Supplement and the facts or circumstances described in such Schedules Supplement would reasonably be expected to have a Company Material Adverse Effect, then Buyer shall have the right to terminate this Agreement within ten (10) days of its receipt of such Schedules Supplement.  Solely with respect to that Schedules Supplement, if Buyer does not elect to terminate this Agreement within such ten (10)-day period, then Buyer shall be deemed to have irrevocably waived its right to terminate this Agreement under this Section 5.04 but shall not be deemed to have waived any other right under this Agreement, including, for the avoidance of doubt, the right to make a Claim for indemnification under Article 11; provided, however, that, for any such Claim for indemnification under Article 11, Buyer shall not be entitled to make such Claim unless Buyer provides Seller written notice prior to the Closing of Buyer’s intent to make such Claim following the Closing.  From and after the Closing, references to the Schedules shall be references to the Schedules as so supplemented, modified, or updated by each Schedules Supplement.  Notwithstanding anything to the contrary in this Agreement, Seller shall not have the right following the Execution Date to add, supplement or amend the Schedules with respect to any matter that existed or occurred on or prior to the Execution Date (regardless of whether known by Seller).

Section 5.05.                          Exclusivity.  In consideration of the expenses that Buyer has incurred and will incur in connection with the transactions contemplated hereby, Seller agrees that, from and after the Execution Date, (a) Seller shall, and shall cause all of its Representatives to, immediately terminate all discussions, communications and negotiations regarding the purchase or sale of all or any portion of the Shares or any of the material assets (other than Excluded Assets (but subject to the terms of the APA, if applicable)) of the Company and (b) neither Seller nor any of its Representatives shall (x) initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any Person (an “Acquisition Proposal”) to acquire, directly or indirectly, all or any portion of the Shares or any of the material assets (other than Excluded Assets (but subject to the terms of the APA, if applicable)) of the Company, (y) provide any information to any Person in connection with an Acquisition Proposal, or (z) enter into any Contract with any Person requiring Seller or any of its Affiliates to abandon, terminate or fail to consummate the transactions contemplated hereby.  Seller acknowledges that the failure to comply with this Section 5.05 by any of its Representatives shall be deemed to constitute a breach by Seller of this Section 5.05.

Section 5.06.                          Non-Solicitation; Non-Disparagement.

(a)                                 From the Closing Date until the second anniversary thereof, Seller shall not solicit, induce or encourage any employee of the Company to leave such employment of the Company or hire, employ or otherwise engage any such individual, other than the individuals set forth on Schedule 5.06; provided, however, that nothing in this Section 5.06(a) shall restrict (i) any general advertisement or solicitation by Seller or any of its Affiliates that is not directly targeting employees of the Company or (ii) the employment of any person who responds to any such general advertisement or solicitation, or who contacts Seller or one of its Affiliates on his or her own initiative and without any advance direct solicitation by Seller or any of its Affiliates to such person in contravention of the foregoing restrictions.

(b)                                 For a period from the Execution Date until the second anniversary of the Closing Date, each of the parties will not, and will direct its respective executives and management-level employees not to, make any statement with respect to any of the other parties or their respective businesses, either in writing or orally, to any Person other than a party (including employees or former employees of Buyer, the Company or their respective Affiliates) that disparages, discredits, degrades or lowers the reputation of such party or its respective business, including the publication of articles or press releases and interviews with individuals or institutions engaged in the business of communication, publishing or broadcasting news, opinion or other information, either on the record, off the record, or “on background” unless provided with advance written authorization from such party to do so, or encourage or participate with any Person to make such statements.

(c)                                  Each of the parties acknowledges, in connection with the covenants and agreements in this Section 5.06, that (i) such covenants and agreements impose a reasonable restraint in light of the activities and business and current plans with respect thereto of Buyer and Seller, (ii) it is the intention of the parties that the entire goodwill of the business of the Company be transferred to Buyer as part of the transactions contemplated hereby, including the goodwill existing between the Company’s business, on the one hand, and its clients, customers, suppliers, agents, employees, contractors, consultants, and other Persons under contract or otherwise associated or doing business with them, on the other hand, and (iii) such covenants and agreements are supported by adequate consideration.

(d)                                 The covenants and undertakings contained in this Section 5.06 relate to matters that are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.06 may cause irreparable injury to Buyer, Seller or the Company, the amount of which may be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of this Section 5.06 may be inadequate.  Therefore, Buyer, Seller and the Company will each be entitled to seek an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.06 without the necessity of proving actual damages or posting any bond whatsoever.  The rights and remedies provided by this Section 5.06 are cumulative and in addition to any other rights and remedies which Buyer and the Company may have hereunder or at law or in equity.  If it shall be judicially determined that Seller has violated this Section 5.06, then the applicable period described in this Section 5.06 will automatically be extended by a period of time equal in length to the period during which such violation or violations occurred.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the parties agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified business limitation or any other relevant feature of this Section 5.06 is unreasonable, arbitrary or against public policy, then a lesser time period, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.  If any Law or court interpreting such Law does not allow such lesser time period, business limitation or other relevant feature to be enforced against the applicable party, the parties acknowledge and agree that Section 13.05 will apply.

Section 5.07.                          Pilot Matters.  From and after the Execution Date and until the Closing Date, Seller shall, and shall cause its Representatives (including the Company) to use commercially reasonable efforts for and on behalf of the Company to take such actions, at Buyer’s sole cost and expense, reasonably requested by Buyer in writing with respect to hiring training and retaining qualified pilots (including by implementing incentive, at Buyer’s sole cost and expense) for the operation of ERJ Aircraft and CRJ Aircraft in accordance with the United CPA; provided that, for the purposes of this Section 5.07, the determination of whether Seller’s efforts are “commercially reasonable” shall only take into account the Company as a stand-alone enterprise, and shall not take into account Seller’s other business or interests.  Without limiting the foregoing, and to the extent not prohibited by applicable Laws, from and after the Execution Date until the Closing Date, Seller shall, and shall cause its Representatives (including the Company) to, keep Buyer reasonably informed of the Company’s pilot staffing levels and provide Buyer and its Representatives with reasonable prior notice and with reasonable access (including opportunities to participate in capability calls) to the Company’s pilot retention and staffing decisions.

Section 5.08.                          Insurance.  Seller shall, and shall cause its Representatives to, promptly file, notice and pursue any claims and losses covered under the insurance policies of Seller or the Company arising from events and occurrences noticed to Seller’s or the Company’s insurers prior to the Closing.  If any claims are made or losses occur prior to the Closing that relate to or involve the Company or any of its assets (other than the Excluded Assets), and such claims, or the claims associated with such losses, may be made under such policies, then Seller shall, and shall cause its Affiliates to, notice such events and occurrences to Seller’s and the Company’s insurers that may result in claims or losses prior to Closing and shall assign, transfer and set over to Buyer or subrogate Buyer to, and otherwise assure that Buyer can file, notice or otherwise continue to pursue the right, title and interest (if any) of Seller, the Company and their respective Affiliates in insurance claims, unpaid awards, and other rights against third parties arising out of such claims after the Closing pursuant to the terms of such policies.  In the event that, after the Closing, Seller or any of its Affiliates receives insurance proceeds with respect to such claims or losses, Seller shall, and shall cause its Affiliates to, pay to Buyer, within ten (10) Business Days of receipt, an amount equal to such insurance proceeds.

Section 5.09.                          Termination of Intercompany Accounts and Affiliate Contracts.  No later than the Closing Date, Seller shall cause all balances set forth on Schedule 3.12 to have been paid in full and all Contracts, transactions or commitments in respect of such balances to have been fully terminated with no further obligation or liability of the Company.  No later than the Closing

Date, Seller shall cause all the Contracts, transactions and commitments set forth on Schedule 3.17 to have been fully terminated with no further obligation or liability of the Company.

Section 5.10.                          LTD Settlement Amount.

(a)                                 Seller shall, as soon as practicable, deliver to Buyer a written report (the “Initial LTD Report”) prepared by Aon plc setting forth the LTD Unfunded Liability amount as of November 30, 2018, and will bear all fees of Aon plc relating to the preparation of such Initial LTD Report.  At any time prior to the Closing Date, Buyer or Seller shall have the right, exercisable in its sole discretion, to request a new written report (the “Final LTD Report”) prepared by Aon plc setting forth the LTD Unfunded Liability amount as of the Closing Date (or, if such date is not reasonably practicable, then such other date as proximate to the Closing Date as is reasonably practicable); provided that, if Buyer exercises such right, then the fees of Aon plc solely and directly relating to the preparation of such Final LTD Report will be borne solely by Buyer, and, if Seller exercises such right, then the fees of Aon plc solely and directly relating to the preparation of such Final LTD Report will be borne solely by Seller; and provided further, however, that there shall be no more than one Final LTD Report, it being understood that a party may not exercise such right more than once, and if a party exercises such right, then the other party shall no longer have such right.  Seller shall deliver the Final LTD Report, if any, to Buyer as soon as practicable after it becomes available.

(b)                                 On the Closing Date, Buyer’s obligations to pay the Closing Payment Amount under Section 2.01(a) shall be reduced by the LTD Settlement Amount calculated in accordance with either (x) if received by Buyer on or before 5:00 P.M. Central Time on the day that is 10 Business Days prior to the expected Closing Date (the “Final Report Receipt Deadline”), the Final LTD Report (such LTD Settlement Amount referenced in this clause (x), the “Final LTD Settlement Amount”) or (y) if neither Buyer nor Seller elects for a Final LTD Report in accordance with Section 5.10(a) or if the Final LTD Report is not received on or before the Final Report Receipt Deadline, the Initial LTD Report (such LTD Settlement Amount referenced in this clause (x), the “Initial LTD Settlement Amount”).  If neither Buyer nor Seller elects for a Final LTD Report in accordance with Section 5.10(a), then the Initial LTD Settlement Amount shall be final and binding on the parties with respect to the determination of the LTD Settlement Amount.  If Buyer or Seller elects for a Final LTD Report in accordance with Section 5.10(a) and such Final LTD Report is delivered on or before the Final Report Receipt Deadline, then Buyer’s obligations to pay the Closing Payment Amount under Section 2.01(a) shall be reduced by the Final LTD Settlement Amount.  If Buyer or Seller elects for a Final LTD Report in accordance with Section 5.10(a) and such Final LTD Report is delivered by Aon plc following the Final Report Receipt Deadline, then, no later than 10 Business Days following Buyer’s receipt of the Final LTD Report, the absolute value of the difference between the Initial LTD Settlement Amount and the Final LTD Settlement Amount shall be paid (A) by Buyer to Seller, if the Final LTD Settlement Amount is less than the Initial LTD Settlement Amount, or (B) by Seller to Buyer, if the Final LTD Final Settlement Amount is greater than the Initial LTD Settlement Amount, as applicable, and in each case in immediately available funds to an account designated by the payee party in writing reasonably in advance.

Section 5.11.                          Incentive Awards.

(a)                                 Except as provided in Section 5.11(b) and Section 5.11(c) all: (i) outstanding stock options under the 2010 LTIP that are held by Company employees immediately prior to the Closing Date and which would otherwise become exercisable prior to March 2, 2019 (each of which options shall be the sole responsibility of Seller to satisfy as a direct obligation by Seller to such Company employees) shall be exercisable in the ordinary course for 90 days following the Closing Date unless sooner terminated and cashed-out for their intrinsic value pursuant to separate agreements between Seller and the applicable option holder; (ii) other outstanding awards (excluding stock options) under the 2010 LTIP that are held by Company employees immediately prior to the Closing Date and which would otherwise become earned and payable prior to March 2, 2019 (each of which awards shall be the sole responsibility of Seller to satisfy as a direct obligation by Seller to such Company employees)  shall be paid by the Seller to such Company employees in cash, shares of Seller common stock or a combination thereof as contemplated by the 2010 LTIP and based on the Fair Market Value (as defined in the 2010 LTIP) of the shares subject to the outstanding award, as and when Seller determines, and consistent with the settlement of similar awards granted to Seller employees, on or before March 8, 2019; and (iii) annual performance-based incentive bonuses for Company employees with respect to Company fiscal-year 2018 (each of which bonuses shall be the sole responsibility of Seller to satisfy as a direct obligation by Seller to such Company Employees) shall be paid to the Company employees by Seller on or before March 8, 2019.

(b)                                 To the extent requested by Seller, the Parties shall cooperate to make and process any payments required to be made by Seller under Section 5.11(a) (and any employment Taxes required to be withheld therefrom and/or remitted with respect thereto) through the Company’s payroll system; provided that Seller provides to the Company reasonably in advance of the applicable Seller-determined payment dates (i) all information reasonably requested by the Company to process such payroll and Tax payments (to the extent the Company otherwise lacks such information) and (ii) cash-equivalent funds in an amount equal to the full amount of such payments (including the applicable employer share of Social Security and Medicare Taxes required to be remitted with respect to such payments).

(c)                                  Notwithstanding Section 5.11(a), with respect to any Company officers, managers or directors who elect with Seller’s approval to transfer their employment from the Company to Seller or to SkyWest Airlines, Inc., the 2010 LTIP awards held by such Persons and their 2018 Company annual incentive bonuses shall be administered, adjusted and paid pursuant to separate agreements between Seller and such Persons, and the Company will have no continuing Liability or responsibility for, or involvement in, such 2010 LTIP awards or 2018 incentive bonuses.

(d)                                 Not less than five days prior to the Closing Date, Seller shall provide or cause the Company to provide to each Company employee affected by Section 5.11(a) a notice describing the manner in which their 2010 LTIP Awards and 2018 incentive bonuses will be administered and processed. At least five days prior to furnishing such notices to the Company employees, Seller shall provide drafts of the form of such notice to Buyer for its comment and review, and shall consider in good faith any changes to such notice form reasonably requested by Buyer.

(e)                                  No Company employee shall be considered a third-party beneficiary of this Section 5.11. Any provision in this Agreement to the contrary notwithstanding, neither Buyer nor its

Affiliates shall be entitled to duplicative recovery from Seller under the other provisions of this Agreement (including Section 2.03 or Article 8) for amounts reimbursable by Seller to the Company under this Section 5.11.

Article 6
COVENANTS OF BUYER

Buyer hereby covenants and agrees that:

Section 6.01.                          Confidentiality.  Prior to the Closing, Buyer hereby agrees to, and shall cause its Affiliates to, be bound by and comply with the terms and conditions of the Confidentiality Agreement, regardless of any termination of the Confidentiality Agreement pursuant to its terms prior to the Closing Date, and covenants and agrees to keep confidential, in accordance with the terms and conditions of the Confidentiality Agreement (in the event that the Confidentiality Agreement has terminated pursuant to its terms, as if the Confidentiality Agreement were still in full force and effect), information provided to or received from, as applicable, the Seller Group in connection with this Agreement as if such information constituted “Confidential Information” pursuant to such Confidentiality Agreement.

Section 6.02.                          Seller Access; Confidentiality.  Buyer will cause the Company, until the second anniversary of the Closing Date, to afford promptly to Seller and its agents reasonable access to its properties, books, records, employees and auditors to the extent relating to any period ending on or before the Closing Date; provided, that any such access by Seller shall be conducted during normal business hours and shall not unreasonably interfere with the conduct of the business of Buyer, and in no event shall limit Buyer’s rights or remedies under this Agreement (including under Article XI).  Seller shall bear all of the out-of-pocket costs and expenses (including reasonable attorneys’ fees, but excluding reimbursement of Buyer or the Company for general overhead, salaries and employee benefits) in connection with the foregoing.  Seller will hold, and will use all commercially reasonable efforts to cause its Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company provided to it pursuant to this Section 6.02.

Section 6.03.                          Return and Non-use of Restricted Confidential Information.  (a) Following the Closing, Buyer and its Affiliates (including the Company) will hold, and will use commercially reasonable efforts to cause its Representatives to hold, in confidence, and not disclose unless compelled to disclose by judicial or administrative process or by other requirements of law (including securities laws), and shall in no event use (and shall instruct and prohibit its Representatives from using) for any purpose (including for competitive purposes), all Restricted Confidential Information, except to the extent that such information was (i) previously known on a non-confidential basis by Buyer, (ii) in the public domain through no fault of Buyer, or (iii) later lawfully acquired by Buyer from sources other than those related to the Company.  Buyer shall, at its own election exercisable in its sole discretion, (x) cause all applicable Restricted Confidential Information in Buyer’s possession to be returned to Seller, (y) cause all applicable Restricted Confidential Information in Buyer’s possession to be destroyed or (z) cause a combination of clause (x) and (y); provided that (I) if Buyer elects for clause (x) (or partially elects for clause (x)

by electing for clause (z)), then Buyer shall use commercially reasonable efforts to include physical and digital copies in the applicable Restricted Confidential Information returned to Seller, and (II) if Buyer elects for clause (y) (or partially elects for clause (y) by electing for clause (z)), then Buyer shall provide written notice to Seller confirming such election and the completion of such destruction with respect to the applicable Restricted Confidential Information (it being understood for the purposes of this sentence that the mere existence in Buyer’s digital files or records of residual automatically-generated copies, or derivative data, relating to such applicable Restricted Confidential Information shall not constitute a breach of Buyer’s obligations in this sentence, provided that Buyer takes commercially reasonable steps to preserve the confidentiality of such residual or derivative data).

(b)                                 Return and Non-use of Restricted Confidential Information after a Termination.  After any termination of this Agreement, Buyer and its Affiliates will hold, and will use all commercially reasonable efforts to cause their respective Representatives to hold, in confidence, and not disclose unless compelled to disclose by judicial or administrative process or by other requirements of law, and shall in no event use for any purpose (including for competitive purposes), any confidential documents and information concerning the Company that Buyer received prior to such termination, except to the extent that such information (i) was previously known on a non-confidential basis by Buyer, (ii) is in the public domain through no fault of Buyer or (iii) is later lawfully acquired by Buyer from sources other than those related to the Company (such documents and information, the “Company Confidential Information”).  Buyer shall, at its own election exercisable in its sole discretion, (x) cause all applicable Company Confidential Information in Buyer’s possession to be returned to Seller, (y) cause all applicable Company Confidential Information in Buyer’s possession to be destroyed or (z) cause a combination of clause (x) and (y); provided that (I) if Buyer elects for clause (x) (or partially elects for clause (x) by electing for clause (z)), then Buyer shall use commercially reasonable efforts to include physical and digital copies in the applicable Company Confidential Information returned to Seller, and (II) if Buyer elects for clause (y) (or partially elects for clause (y) by electing for clause (z)), then Buyer shall provide written notice to Seller confirming such election and the completion of such destruction with respect to the applicable Company Confidential Information (it being understood for the purposes of this sentence that the mere existence in Buyer’s digital files or records of residual automatically-generated copies, or derivative data, relating to such applicable Company Confidential Information shall not constitute a breach of Buyer’s obligations in this sentence, provided that Buyer takes commercially reasonable steps to preserve the confidentiality of such residual or derivative data).

Section 6.04.                          Assumption by Buyer of Company’s ERJ Pilot LTD Plan Liabilities.  The Parties acknowledge and agree that all of the Company’s obligations, fundings and other liabilities, whether past, current, accrued, unaccrued, funded, unfunded or otherwise, but in each case excluding the Excluded Liabilities, are hereby assumed in full by Buyer in connection with the transactions under this Agreement, and that, other than as set forth in Section 5.10, Seller shall have no liability to Buyer, the Company, or any other of Buyer’s Affiliates for any Losses or Claims related to or arising in connection with the funding or underfunding of the ERJ Pilot LTD Plan.

Section 6.05.                          Post-Closing Covenant to Perform.  On and after the Closing Date, Buyer will cause the Company to promptly perform and comply with all obligations and covenants required of the Company under the terms of the APA that are required to be performed following the closing of the transactions contemplated by the APA, it being understood for the avoidance of doubt that nothing in this Section 6.05 will limit the obligations of Seller (in its capacity as “SkyWest” under the APA) under the APA (including under Article X thereof).

Article 7
COVENANTS OF BUYER AND SELLER

Buyer and Seller hereby covenant and agree that:

Section 7.01.                          Reasonable Efforts; Further Assurances.  (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will each use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the transactions contemplated by this Agreement; provided that nothing in this Agreement shall obligate Buyer or the Company or any of Buyer’s Affiliates to agree to dispose of, agree to cease operating or agree to hold separate any business, properties or assets of the Company or of Buyer and its subsidiaries, except to the extent such agreements would not have a material adverse effect on the financial condition or results of operations of Buyer, its subsidiaries and the Company taken as a whole; provided further that, notwithstanding the immediately preceding proviso, if Buyer or the Company or any of Buyer’s Affiliates are obligated after the Closing to hold separate the business of the Company from that of Buyer or any of its Affiliates as a condition to the receipt of the DOT Approvals, then Buyer or the Company or Buyer’s Affiliates, as applicable, shall agree to hold separate such business to the extent necessary to obtain the DOT Approvals.  Seller and Buyer shall, and Seller shall cause the Company prior to the Closing, and Buyer shall cause the Company after the Closing, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b)                                 In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate DOT Notice and filing in respect of the DOT Approvals with respect to the transactions contemplated hereby, as promptly as practicable and in any event within thirty (30) Business Days following the Execution Date and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the applicable regulations of the DOT.

Section 7.02.                          Certain Filings.  Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from any Person, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.    With respect to each such action or filing, Buyer and Seller shall diligently and expeditiously use all commercially reasonable efforts to obtain any necessary clearance, approval, authorization or consent under the Laws prescribed or enforceable by the FAA or any other Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, and cooperate fully with each other in the defense of such matters including, subject to applicable Law, by permitting counsel for the other Party to review in advance (to the extent possible), and consider in good faith the views of the other Party in connection with, any filing or proposed oral or written communication with any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to changes being made to the Acquired Company for which the approval of any Governmental Authority is required for the continued validity of a Company Permit.

Section 7.03.                          Public Announcements.  The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation, unless otherwise required by applicable Laws, including filing or furnishing to the SEC, to any stock exchange or market, or to any other regulatory body.

Section 7.04.                          Wrong Pocket Assets and Liabilities.  (a) If, within fifteen (15) months following the Closing Date, any party has any:  (i) right, title or interest in any (A) Included Asset, following the Closing Date, which is not owned by the Company or (B) Excluded Asset, following the Closing Date, which is owned by the Company (in either case of the foregoing clause (i)(A) or (i)(B), a “Wrong Pocket Asset”); or (ii) (A) Company Obligation, following the Closing Date, which is not assumed or held by the Company or (B)  Excluded Liability, following the Closing Date, which is assumed or held by the Company (in either case of the foregoing clauses (ii)(A) or (ii)(B), a “Wrong Pocket Liability”), is not held by or was not assumed (as applicable) by the appropriate Person (the “Right Pocket,” and the Person holding such Wrong Pocket Asset or Wrong Pocket Liability, the “Wrong Pocket”), except as a result of a transaction occurring after the Closing Date consented to in writing by the Right Pocket, then the parties shall use their best efforts to: (x) transfer, or cause any of their Affiliates holding such right, title or interest in a Wrong Pocket Asset to transfer, as promptly as reasonably practicable such Wrong Pocket Asset to the Right Pocket for no additional consideration; (y) cause the Wrong Pocket to hold its right, title and interest in and to the Wrong Pocket Asset in trust for the Right Pocket until such time as the transfer is completed; and (z) cause the Right Pocket to assume from the Wrong Pocket as promptly as reasonably practicable any Wrong Pocket Liability for no additional consideration.

(b)                                 All costs and expenses arising out of compliance with this Section 7.04 shall be allocated to the parties as though such transfers had been completed, and the expenses incurred in connection with such transfers had been allocated, as of the Closing Date in accordance with this Section 7.04.

(c)                                  The parties shall cause the Right Pocket to cooperate with the Wrong Pocket in connection with the transfers contemplated by this Section 7.04.

(d)                                 For the avoidance of doubt, for purposes of this Section 7.04, (i) the Company is the Right Pocket for all assets of the Company (other than Excluded Assets) and Company

Obligations and (ii) Seller together with its Affiliates, is the Right Pocket for all Excluded Assets and Excluded Liabilities.

Section 7.05.                          D&O Insurance.

(a)                                 For a period of six (6) years from the Closing Date, Buyer agrees that all rights to exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company, as provided in the articles of incorporation or bylaws of the Company, in each case as in effect on the Execution Date, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)                                 Seller may obtain at its sole cost and expense, as of the Closing, “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Closing (including in connection with the transactions contemplated by this Agreement).

(c)                                  The obligations of Buyer under this Section 7.05 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 7.05 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 7.05 applies shall be third-party beneficiaries of this Section 7.05, each of whom may enforce the provisions of this Section 7.05).

(d)                                 In the event Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 7.05.

Section 7.06.                          Employee Matters.

(a)                                 Within five (5) Business Days following the Execution Date, Seller will make available to Buyer a true and complete list as of such date of all employees of any of Seller, the Company or any of their Affiliates who are dedicated to the business or operations of the Acquired Company (all such employees, collectively, the “Business Employees”), including each such Business Employee’s: (i) name; (ii) job title or function; (iii) job location; (iv) salary or wage rate or other base compensation; (v) bonus opportunity, commission status or other incentive compensation paid or payable for 2017; (vi) classification as exempt or non-exempt under the Fair Labor Standards Act; (vii) leave status; and (viii) date of hire, together with a notation next to the name of any individual on such list who is subject to any written employment or consulting agreement.

(b)                                 Buyer may, on or after its receipt of the information required to be delivered pursuant to Section 7.06(a) (the “Delivery Date”), interview any Business Employee and conduct any such standard employee screening and eligibility procedures with regard to such Business Employees as Buyer conducts with respect to candidates for employment in Buyer’s ordinary course of business.  Subject to applicable Law and, with the prior written consent of each Business Employee, as applicable, Buyer shall be entitled to review copies of the personnel records maintained by Seller, the Company and its Affiliates with respect to such Business Employee, and discuss such records and such Business Employee with Seller’s Representatives.  Buyer’s interviews of the Business Employees as set forth in this Section 7.06 shall be conducted so as not to unreasonably interfere with the business of Seller, the Company or their respective Affiliates prior to Closing.

(c)                                  Notwithstanding anything in this Agreement to the contrary, (a) nothing in this Agreement shall create any obligation on the part of Buyer (or the Company, following the Closing) to continue the employment of any employee for any definite period following the Closing Date, and (b) nothing in this Agreement shall preclude Buyer from altering, amending, or terminating any Buyer Benefit Plans, or the participation of any of its employees in such Buyer Benefit Plans, at any time.

(d)                                 This Section 7.06 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 7.06, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.06. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.  The Parties acknowledge and agree that the terms set forth in this Section 7.06 shall not create any right in any Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

Article 8
TAX MATTERS

Section 8.01.                          Returns Due after Closing and Refunds.  (a) Seller shall include the Company in Seller’s Combined Tax Returns filed for the period that includes the Closing Date, which returns shall properly include and reflect the taxable income of the Company for the Pre-Closing Tax Period (including any deferred items triggered into income by Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) and Seller shall pay any Combined Taxes due with respect to such Combined Tax Returns.  Buyer shall cause the Company to furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its obligations under this Section 8.01 in accordance with past custom and practice.  Buyer covenants that it will not, with respect to the Company:  (i) take any action or cause or permit the Company or any Affiliate of Buyer to take any action on the Closing Date other than in the ordinary course of business, including, but not limited to, the distribution of any dividend or the effectuation of any redemption that could give rise to any Tax liability or reduce any Tax Asset of Seller’s Affiliated Group; (ii) except as contemplated under Section 8.05, make any election or deemed election under Section 336(e) or 338 of the Code or any comparable provision under applicable law; or (iii) change any prior Company Tax election in a manner that increases Tax liability or reduces any Tax Asset of Seller or Seller’s Affiliated Group in respect of any Pre-Closing Tax Period.

(b)                                 Seller shall prepare or cause to be prepared and, with the cooperation of Buyer and the Company, cause to be timely filed all separate Tax Returns for the Company (i.e., Tax Returns other than Combined Tax Returns described in Section 8.01), if any, that are first due and required to be filed after the Closing Date with respect to the operations of the Company for Pre-Closing Tax Periods and timely pay amounts shown as due on such Tax Returns.  Seller shall reimburse and indemnify Buyer for all Taxes shown or required to be shown on such Tax Returns to the extent provided in Section 8.04.  Any such Tax Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method (unless required under applicable Tax law) and shall be submitted by Seller to Buyer (together with schedules, statements and, to the extent requested by Buyer, supporting documentation) at least 30 days prior to the due date (including extensions) and filing date of such Tax Return.  Buyer shall have the right to review and comment with respect to such Tax Returns and all work papers and procedures used to prepare any such Tax Returns.  If Buyer, within ten Business Days after delivery of any such Tax Returns, notifies Seller in writing that it objects to any of the items in such Tax Return, the parties shall attempt in good faith to resolve the dispute prior to the due date for filing any such Tax Returns.  If the parties cannot resolve any such dispute, the dispute shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Independent Firm; provided, that such Tax Return shall be filed as prepared by Seller if such dispute has not been resolved prior to the due date for such Tax Return.  Upon resolution of all such items, the relevant Tax Return shall be adjusted (or amended as necessary) to reflect such resolution and shall be binding upon the parties without further adjustment.  The fees and expenses of the Independent Firm shall be borne equally by Buyer, on the one hand, and Seller, on the other hand.

(c)                                  For purposes of this Article 8, the taxable income of the Company (and all Tax obligations of the Company based on its net income, sales, gross receipts, payroll, purchases and use) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period by closing the books of the Company as of the end of the Closing Date.  For this purpose, the taxable year of any partnership or other pass-through entity in which the Company owns an interest shall be deemed to have ended at the end of the Closing Date.  In the case of any property Taxes or other periodic Taxes (excluding income, gross-receipts, sales, payroll and purchase or use Taxes) (“Non-Income Taxes”) imposed on the Company for a taxable period that includes, but does not end on, the Closing Date, the amount of such any such periodic Non-Income Taxes imposed for such period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the ratio that the number of days in the Pre-Closing Tax Period bears to the number of days in the Post-Closing Tax Period.

(d)                                 Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes received by Buyer, any Affiliate of Buyer or the Company of Taxes paid by Seller or the Company with respect to any Pre-Closing Tax Period.  If, in lieu of receiving any such refund, the Company elects to reduce a Tax liability with respect to a Post-Closing Tax Period, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability.  Seller agrees to indemnify

Buyer for any Taxes resulting from a subsequent disallowance of such refund or Tax benefit to the extent paid or credited to Seller, on audit or otherwise.

(e)                                  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax, but excluding income Taxes) shall be borne and paid equally by Buyer, on the one hand, and Seller, on the other hand, and the parties will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, the parties will, and will cause the Company to, join in the execution of any such Tax Returns and other documentation.

Section 8.02.                          Tax Sharing.  Any and all existing Tax sharing agreements between the Company and any member of Seller’s Affiliated Group shall be terminated as of the Closing Date.  After such date the Company shall not have any further rights or liabilities thereunder.  This Agreement shall be the sole Tax sharing agreement relating to the Company for all Pre-Closing Tax Periods.

Section 8.03.                          Cooperation on Tax Matters.  Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably necessary for the filing of any Tax Return (including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any Claim or Proceeding relating to any proposed adjustment.  Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority.  Each party shall give the other party reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if the other party so requests, shall allow the other party to take possession of copies of such books and records; provided, that Seller shall not be required to notify Buyer regarding the discard or destruction of books and records relating to Combined Tax Returns once the statute of limitations for assessment of Taxes with respect to such Combined Tax Returns has expired.  Buyer and Seller shall cooperate with each other in the conduct of any audit or other Proceedings involving the Company for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

Section 8.04.                          Tax Indemnification.  (a) Seller shall reimburse and indemnify the Company, Buyer and Buyer’s Affiliates for, and hold them harmless from and against, any Loss, Claim, liability, expense or other damage, including reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses (collectively a “Tax Loss”) resulting from or attributable to:  (i) all Taxes (or the non-payment thereof) of the Company for or allocable to all Pre-Closing Tax Periods other than Taxes already paid, (ii) all Taxes of any Affiliated Groups of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign law or regulation, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or under any law by reason of an event or transaction that are allocable and relate to Pre-Closing Tax Periods, and (iv) any breach of Seller’s covenants under this Article 8.

(b)                                 The determination of the amount payable to or by any party under Section 8.02 or this Section 8.04 shall be made in the first instance by the party seeking payment who (i) shall furnish the other party with a notice setting forth in reasonable detail the computations and methods used in computing such amount and (ii) shall provide such information with respect thereto as may reasonably be requested.  Any such notice pursuant to this Section 8.04(b) shall (A) be signed by an officer, (B) state in reasonable detail the basis upon which such amount or adjustment has been determined and (C) certify that such amount or adjustment has been determined pursuant to and in compliance with this Agreement.  Disputes arising under Section 8.02 or Section 8.04 and not resolved by mutual agreement within thirty (30) days shall be resolved by the Independent Firm.  The Independent Firm shall resolve any disputed items as soon as reasonably practicable (and the parties shall use their best commercial efforts to cause such resolution to occur within thirty (30) days) after having the item referred to it, pursuant to such procedures as it may require.  The costs, fees and expenses of the Independent Firm shall be borne equally by Buyer, on the one hand, and Seller, on the other hand.  The determination of the Independent Firm shall be conclusive and binding on the parties.

(c)                                  If Buyer or its Affiliates (including the Company after Closing) receive written notice from any Taxing Authority of a Tax Audit regarding potential liability for or with respect to Taxes for which Seller may be required to provide indemnity under Section 8.04, or receive any other written Claim or demand for such Taxes from a Taxing Authority for which Seller may be required to provide indemnity under Section 8.04, Buyer shall promptly notify Seller in writing of such Tax Audit, notice, demand or Claim.  Seller may discharge, at any time, their indemnification obligation under this Section 8.04 with respect to such Tax Audit, demand or Claim by paying to Buyer the amount payable pursuant to Section 8.04, calculated on the date of such payment.  Alternatively, other than with respect to Buyer Combined Tax Returns, Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any such Claim or Proceeding (including any Tax Audit).  If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense but, other than in the case of any matter involving a Seller Combined Tax Return, shall consult with Buyer and keep Buyer reasonably informed as to the status of the Tax contest.  Whether or not Seller chooses to defend or prosecute any Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.  Seller shall not settle any Tax Claim, other than in the case of any matter involving a Seller Combined Tax Return, that they are defending hereunder without obtaining the approval of Buyer, not to be unreasonably withheld.

(d)                                 Any Tax indemnity payment made pursuant to this Section 8.04 shall be made within 30 days after final determination of the Tax Loss to be reimbursed or indemnified.

Section 8.05.                          Deemed Asset Sale Election.

(a)                                 If Buyer is a corporation for U.S. federal income tax purposes, Seller and Buyer agree to jointly make and timely file an election under Code Section 338(h)(10), and any corresponding elections under state, local, or non-U.S. tax law (collectively a ‘‘338(h)(10) Election’’) with respect to the purchase and sale of the Shares hereunder.  Alternatively, if Buyer is a partnership for U.S. federal income tax purposes, Seller and the Company agree to jointly make and timely file an election under Code Section 336(e) and any corresponding elections under state, local, or non-U.S. tax law (collectively a ‘‘336(e) Election’’) with respect to the purchase and sale of the Shares hereunder.  Seller will pay under Section 8.04 any Tax imposed on the Company or Seller attributable to the making, of a 338(h)(10) Election or 336(e) Election with respect to the Shares. For clarity, no 338(h)(10) Election or 336(e) Election with respect to the sale of the Shares will be deemed a violation of Section 3.10(xv).

(b)                                 Buyer, the Company and Seller agree to fully cooperate with each other in the making of any 338(h)(10) Election or 336(e) Election.  Such cooperation shall include: (i) Buyer notifying Seller not less than 30 days prior to the Closing Date and again upon Closing, of the federal income tax classification of Buyer as of the Closing Date (i.e., corporation or partnership); (ii) Buyer not retroactively changing or allowing a change in such federal income tax classification for any period through the Closing Date; (iii) if Buyer is a corporation for U.S. federal income tax purposes, Buyer and Seller executing and promptly delivering to each other (and, if applicable, timely filing with the appropriate Tax Authorities) an IRS Form 8023 and such other forms and documents (including IRS Forms 8883) as a party may reasonably request, (with such executed IRS Form 8023 and other items to be delivered by Buyer to Seller and by Seller to Buyer at Closing); and (iv) if Buyer is a partnership for U.S. federal income tax purposes, the Company and Seller executing and promptly delivering to each other a separate binding agreement to make such 336(e) Election and Seller, and the Company and/or Buyer, as applicable, executing and promptly delivering to each other (and, if applicable, timely filing with the appropriate Tax Authorities) such other forms (including IRS Forms 8883) and documents as a party may reasonably request.

(c)                               The Closing Payment Amount (plus other relevant items, including any adjustments pursuant to Section 2.03) shall be allocated among the assets of the Company for all Tax-related purposes based upon their relative fair market values as of the Closing Date and in a manner consistent with Code Sections 338 and 1060 and the Treasury Regulations thereunder. Within 60 days after the Closing Date, Seller shall provide to Buyer a draft allocation schedule setting forth the proposed allocation of the Closing Payment Amount and other relevant items among the Company assets. That allocation schedule shall be considered final and binding unless Buyer objects in writing to Seller’s draft allocation schedule by notice given to Seller within 30 days after the date Buyer receives the draft allocation schedule (which notice from Buyer shall set forth in reasonable detail Buyer’s objections to Seller’s draft allocation schedule and include a proposed revised allocation schedule).  If Buyer timely objects to the draft allocation schedule, the Parties shall attempt in good faith for a period of 10 days to resolve by written agreement any disagreed allocation items. If after that 10-day period, the Parties are unable to resolve any of the disputed items, the remaining disputed valuation and allocation items shall be referred to the Independent Firm for final and binding resolution. The Parties shall file all applicable Tax Returns (including IRS Forms 8883, amended returns and claims for refund) and information reports in a manner consistent with such allocation and values as finally determined hereunder.

Article 9
EMPLOYEE BENEFITS

Section 9.01.                          Employee Benefits.  (a) Following the Closing Date, except to the extent otherwise prohibited by applicable Laws, each employee of the Company shall receive service credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes) for all periods of employment with the Company and its Affiliates and predecessors thereto prior to the Closing Date under any employee benefit plan of Buyer or its Affiliates in which such employee is eligible to participate after the Closing Date, to the extent such credit existed immediately prior to the Closing Date under the corresponding Employee Plan maintained by the Company.  Buyer will cause each employee of the Company to receive credit immediately following the Closing Date for such employee’s accrued and unpaid vacation and/or unpaid leave balance as of the Closing Date.

(b)                                 Except to the extent otherwise prohibited by applicable law, Buyer will cause to be waived all (i) pre-existing conditions and proof of insurability provisions for all conditions that are covered by any employee benefits plan of Buyer or its Affiliates in which any employee of the Company participates and that such employee or his or her covered dependents have as of the Closing Date, and (ii) waiting periods under each plan that would otherwise be applicable to newly hired employees, in each case with respect to any employee of the Company to the same extent waived or satisfied under the corresponding Employee Plan.

(c)                                  Following the Closing, Buyer will cause any eligible expenses incurred by an employee of the Company and his or her covered dependents during the portion of the plan year of any Employee Plan ending on the date such employee’s participation in such Employee Plan ended to be accounted for in the corresponding new or existing employee benefit plan of Buyer or its Affiliates for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and/or his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new or existing employee benefit plan.

Article 10
CONDITIONS TO CLOSING

Section 10.01.                   Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a)                                 no provision of any Laws shall prohibit the consummation of the Closing;

(b)                                 the DOT Approvals shall have been granted by the DOT; and

(c)                                  there shall not be in effect any Laws enacted, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby of any Governmental Authority that makes illegal or otherwise materially restrains or prohibits the consummation of the transactions contemplated hereby.

Section 10.02.                   Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a)                                 Seller shall have performed or complied with in all material respects all of the covenants and agreements required to be performed by it on or prior to the Closing Date under this Agreement (including under Section 2.02);

(b)                                 (i) each of the Seller Fundamental Representations, Tax Representations and Environmental Representations shall be true in all respects other than immaterial inaccuracies, and (ii) all General Representations shall, in the aggregate, be true in all material respects (without regard to any materiality qualifiers or references to “Company Material Adverse Effect” set forth therein), in each case of the foregoing clauses (i) and (ii), as if made at and as of the Execution Date and the Closing Date (except as to any representation or warranty which speaks as of a specific date, which must be true as of such date);

(c)                                  Buyer shall have received a certificate signed by Seller’s chief financial officer certifying the matters set forth in Section 10.02(a) and Section 10.02(b);

(d)                                 there shall not have occurred any Company Material Adverse Effect which is continuing on the Closing Date;

(e)                                  each of the Third-Party CPAs shall have expired or been terminated; and

(f)                                   the LTD Plan Amendment shall have been executed.

Section 10.03.                   Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to satisfaction of the following further conditions:

(a)                                 Buyer shall have performed or complied with in all material respects all of the covenants and agreements required to be performed by it on or prior to the Closing Date under this Agreement (including under Section 2.02);

(b)                                 the representations and warranties of Buyer set forth in this Agreement shall, in the aggregate, be true in all material respects at and as of Execution Date and the Closing Date as if made at and as of such time (except as to any representation or warranty which speaks as of a specific date, which must be true as of such date);

(c)                                  Seller shall have received a certificate signed by Buyer’s chief financial officer certifying the matters set forth in Section 10.03(a) and Section 10.03(b);

(d)                                 each of the Third-Party CPAs shall have expired or been terminated; and

(e)                                  Seller shall have received from Buyer executed copies of an Assumption Agreement in the form attached hereto as Exhibit B, acknowledging and confirming Buyer’s assumption of the obligations of Seller under the Collective Bargaining Agreements.

Article 11
SURVIVAL; INDEMNIFICATION

Section 11.01.                   Survival of Representations, Warranties and Agreements.  The representations and warranties set forth in (a) Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization and Binding Effect), Section 3.05 (Capitalization), Section 3.06 (Ownership of Shares) and Section 3.30 (No Bankruptcy) (the “Seller Fundamental Representations”), and (b) Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization and Binding Effect) and Section 4.10 (No Bankruptcy) and the right of an indemnified Person to assert any Claim for indemnification related thereto for any Loss pursuant to this Article 11 shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations.  The representations and warranties set forth in Section 3.14 (Taxes) (the “Tax Representations”) and in Section 3.20 (Environmental Matters) (the “Environmental Representations”) and the right of an indemnified Person to assert any Claim for indemnification related thereto for any Loss pursuant to this Article 11 shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations.  All other representations and warranties of Seller and Buyer set forth in this Agreement and the right of an indemnified Person to assert any Claim for indemnification related thereto or for any other Loss pursuant to this Article 11 shall survive the Closing until 5:00 P.M. Central Time on the 12-month anniversary of the Closing Date.  The covenants and agreements set forth herein shall not survive Closing except to the extent they are to be performed post-Closing, and in which case, such covenants and agreements shall survive and remain in effect in accordance with their respective terms following the Closing and, if such terms do not specify a termination date, such covenants and agreements shall survive until the earlier of (x) the expiration of the applicable statute of limitations or (y) the six (6)-year anniversary of the Closing Date.

Section 11.02.                   Indemnification by Seller.  From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Representatives (collectively, the “Buyer Group”) from and against any and all Losses imposed upon or incurred in connection with, arising out of or resulting from any of the following:

(a)                                 the inaccuracy or breach of any representation or warranty made by Seller in Article 3; provided, however, that Seller shall not be obligated to indemnify the Buyer Group for any amounts relating to any inaccuracy or breach of any Environmental Representation caused directly by the actions or omission of United, United’s contractors or United’s agents, in each case in connection with the United CPA;

(b)                                 any non-fulfillment or breach by Seller of any covenant or agreement made by Seller under this Agreement;

(c)                                  any and all Taxes for which Seller is liable under Section 8.04;

(d)                                 any Indebtedness of the Acquired Company;

(e)                                  any of the Excluded Assets;

(f)                                   any of the Excluded Liabilities; or

(g)                                  the Shreveport Claim.

Section 11.03.                               Indemnification by Buyer.  From and after the Closing, Buyer shall defend and hold harmless Seller and its Representatives (collectively, the “Seller Group”) from and against any and all Losses imposed upon or incurred in connection with, arising out of or resulting from any of the following:

(a)                                 the inaccuracy or breach of any representation or warranty made by Buyer in Article 4;

(b)                                 any non-fulfillment or breach by Buyer of any covenant or agreement made by Buyer under this Agreement;

(c)                                  any of the assets of the Company (other than Excluded Assets); or

(d)                                 any of the Company Obligations.

Section 11.04.                   Limitations.

(a)                                 Buyer’s entitlement to indemnification (or any other Person’s entitlement to indemnification if such Person is claiming indemnification through Buyer) pursuant to Section 11.02(a) shall be limited by the following limitations (other than with respect to breach of a Seller Fundamental Representation or a Tax Representation, or with respect to fraud, which in each case shall not be subject to the limitations provided in this Section 11.04(a)):

(i)                                     Buyer (or such other Person) shall not be entitled to seek indemnification with respect to any individual Loss unless such Loss (together with all related Losses) is greater than $50,000, in which event Seller shall be responsible only for such Losses in excess of such amount;

(ii)                                  Buyer (or such other Person) shall be entitled to seek indemnification (x) for Losses arising from the inaccuracy or breach of an Environmental Representation only if the aggregate amount of all such Losses exceeds an amount equal to $500,000, in which event Seller shall be responsible only for such Losses in excess of such amount and (y) for Losses arising from the inaccuracy or breach of any representation or warranty other than the Environmental Representations only if the aggregate amount of all such Losses exceeds an amount equal to $500,000, in which event Seller shall be responsible only for such Losses in excess of such amount.

(b)                                 No indemnifying Person shall be liable for any Losses that are subject to indemnification under Section 11.02 or Section 11.03 unless notice is delivered by the indemnified Person to the indemnifying Person with respect thereto pursuant to Section 11.05(a) or Section 11.05(d) prior to 5:00 P.M. Central Time on the final date pursuant to Section 11.01.  Notwithstanding the foregoing, any Claim for indemnification under this Agreement that is brought prior to such time will survive until such matter is resolved.

(c)                                  Under no circumstances shall any party be entitled to duplicate recovery under this Agreement with respect to (i) any indemnification claim pursuant to this Article 11 or (ii) any adjustments to the Closing Payment Amount pursuant to Section 2.03.  Nor shall the Buyer Group be entitled to recovery under this Article 11 to the extent United (or any Person entitled to indemnification from the Company under the APA) has made (or is making) a Claim seeking indemnification from Seller (in its capacity as “SkyWest” under the APA) or its Representatives for the same Loss under the APA.  Buyer agrees that it will not bring a Claim under the APA for Losses suffered by United in its corporate capacity (as opposed to its capacity as a shareholder of Buyer); provided, however, that this sentence shall not prevent Buyer and United (including in its capacity as the “Buyer” under the APA) from bringing any Claim or combination of Claims against Seller filed in a single proceeding, subject to the first and second sentences of this clause (c).

(d)                                 Under no circumstances shall the aggregate indemnification to be paid by Seller under Section 11.02(a) exceed (i) an amount equal to $10,000,000 with respect to breaches or inaccuracies of representations and warranties other than the Environmental Representations, Seller Fundamental Representations or Tax Representations (but subject to the further limitation in the last sentence of this subsection (d)), or (ii) an amount equal to $20,000,000 with respect to breaches or inaccuracies of any of the Environmental Representations.  For the purposes of clarity, clauses (i) and (ii) of the preceding sentence are intended to constitute separate limitations.  Additionally, notwithstanding any other provision in this Agreement or the APA to the contrary, (I) other than with respect to (x) the Environmental Representations, Seller Fundamental Representations and Tax Representations under this Agreement, and (y) “Seller Fundamental Representations” and “Tax Representations” (as such terms are defined in the APA) in the APA, Seller’s and its Representatives’ collective indemnification obligations under this Agreement and the APA for breaches or inaccuracies of representations and warranties under this Agreement and the APA shall in no event exceed $10,000,000 in the aggregate (as also set forth under Section 10.04(d) of the APA) and (II) Seller’s and its Representatives’ collective indemnification obligations under this Agreement and the APA shall in no event exceed the sum of the “Purchase Price” as defined in the APA plus the Gross Purchase Price.

(e)                                  Solely for purposes of this Article 11, the amount of Losses related to any inaccuracy in or breach of any representation or warranty (and not in any event for purposes of determining whether any inaccuracy in or breach of any representation or warranty shall have occurred) shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(f)                                   The amount of any Losses incurred by any indemnified Person hereunder shall be reduced by the net amount that such indemnified Person actually recovers (after deducting all out-of-pocket fees and expenses and costs of recovery including reasonable fees of outside counsel) from any insurer or third party who may be liable for any of such Losses.  If any indemnified Person is paid any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses subsequent to an indemnification payment hereunder, then such indemnified Person shall promptly reimburse the indemnifying Person for any indemnification payment previously made up to the amount received by the indemnified Person.  Indemnified

Persons shall use commercially reasonable efforts to seek to recover any amounts from any insurer who may be liable for any Losses subject to indemnification under this Article 11.

(g)                                  No indemnified Person shall make any claim for indemnity for, or otherwise be entitled to indemnification for, any matter or amount taken into account in the calculation of the adjustment to the Closing Payment Amount pursuant to Section 2.03.

(h)                                 Notwithstanding any other provision herein to the contrary, no indemnifying Person shall be required to indemnify, defend or hold harmless any indemnified Person against or reimburse any indemnified Person for any Losses to the extent any indemnified Person has been indemnified or reimbursed for such amount in full under any other provision of this Agreement or any other agreement with the other party, in respect of the same subject matter.

Section 11.05.                   Claims Procedures.  (a) Promptly after receipt by any indemnified Person of notice of the commencement or assertion of any Claim by a third party or circumstances which, with the lapse of time, such indemnified Person believes are likely to give rise to a Claim by a third party or of facts causing any indemnified Person to believe it has a Claim for breach hereunder (an “Asserted Liability”), such indemnified Person shall give prompt written notice thereof (the “Claims Notice”) to the indemnifying Person.  So long as the Claims Notice is given within the applicable survival period set forth in Section 11.01, the failure to so notify the indemnifying Person shall not relieve the indemnifying Person of its obligations or liability hereunder, except to the extent such failure shall have actually prejudiced the indemnifying Person.  The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered, the specific provisions of this Agreement that were breached and the relevant specific facts and circumstances constituting such breach.  The indemnified Person and the indemnifying Person shall keep each other reasonably apprised of any additional information concerning any Asserted Liability.

(b)                                 So long as all of the Litigation Conditions remain satisfied, the indemnifying Person shall have the right to participate in the defense of any Asserted Liability arising from a third party action.  Without limiting the foregoing, and provided that all of the Litigation Conditions remain satisfied, the indemnifying Person may deliver written notice to the indemnified Person to assume the defense of an Asserted Liability arising from a third party action at the indemnifying Person’s sole cost and expense and by the indemnifying Person’s own counsel, and the indemnified Person shall use commercially reasonable efforts to cooperate in connection with such defense; provided, that, with respect to the defense of any Asserted Liabilities for Claims for indemnification under Section 11.2(g) and provided that the Litigation Conditions remain satisfied with respect to such Claims, Seller as the indemnifying Person shall be deemed to have already delivered such written notice for the purpose of this Section 11.05 and has assumed the defense with respect to such Claims.  In the event that the indemnifying Person assumes the defense of any Asserted Liability arising from a third party action in accordance with this Agreement, then, subject to Section 11.05(c) and so long as all of the Litigation Conditions remain satisfied, it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such action in the name and on behalf of the indemnified Person.  The indemnified Person shall have the right, at its own cost and expense, to participate in the defense of any Asserted Liability arising from a third party action with counsel selected by it subject to the indemnifying Person’s right to control the defense thereof; provided that such counsel is reasonably acceptable to the indemnified Person.  If the indemnifying Person elects not to compromise or defend such Asserted Liability arising from a third party action or fails to promptly notify the indemnified Person in writing of its election to defend as provided in this Agreement, the indemnified Person may, subject to Section 11.05(c), pay, compromise, defend such action and seek indemnification for any and all Losses based upon, arising from or relating to such action.  The parties shall cooperate with each other in all reasonable respects in connection with the defense of any Asserted Liability arising from a third party action, including making available records relating to such action and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such action.

(c)                                  Notwithstanding any other provision of this Agreement, the indemnifying Person shall not enter into settlement of any Asserted Liability arising from a third party action without the prior written consent of the indemnified Person (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 11.05(c).  If a firm offer is made to settle an Asserted Liability arising from a third party action without leading to liability or the creation of a financial or other obligation on the part of the indemnified Person and provides for the unconditional release of the indemnified Person from all liabilities and obligations in connection with such action and the indemnifying Person desires to accept and agree to such offer, the indemnifying Person shall give written notice to that effect to the indemnified Person.  If the indemnified Person fails to consent to such firm offer within ten days after its receipt of such notice, the indemnified Person may continue to contest or defend such Asserted Liability arising from a third party action and in such event, the maximum liability of the indemnifying Person as to such Asserted Liability arising from a third party action shall not exceed the amount of such settlement offer plus the reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) expended by the indemnified Person prior to the indemnifying Person’s assumption of the defense of such Asserted Liability as contemplated in the second sentence of Section 11.05(b).  If the indemnified Person fails to consent to such firm offer and also fails to assume defense of such Asserted Liability arising from a third party action, the indemnifying Person may settle such action upon the terms set forth in such firm offer to settle such action.  If the indemnified Person has assumed the defense pursuant to Section 11.05(b), it shall not agree to any settlement without the written consent of the indemnifying Person (which consent shall not be unreasonably withheld or delayed).

(d)                                 Any Claim by an indemnified Person on account of a Loss which does not result from any Asserted Liability arising from a third party action shall be asserted by the indemnified Person giving the indemnifying Person prompt written notice thereof.  The failure to give such prompt written notice shall not, however, relieve the indemnifying Person of its indemnification obligations, except and only to the extent that the indemnifying Person forfeits rights or defenses by reason of such failure.  Such notice by the indemnified Person shall describe the Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the indemnified Person.  The indemnifying Person shall have 30 days after its receipt of such notice to respond in writing to such Claim.  During such 30-day period, the indemnified Person shall allow the indemnifying Person and its professional advisors to investigate the matter or circumstance alleged to give rise to the Claim and whether and to what extent any amount is payable in respect of the Claim.  If the indemnifying Person does not so respond within such 30-day period, the indemnifying Person shall be deemed to have rejected such Claim, in which case the indemnified Person shall be free to pursue such remedies as may be available to the indemnified Person on the terms and subject to the provisions of this Agreement.

Section 11.06.                   Exclusive Remedy; Waiver of Remedies; Release.  (a) Subject to Section 13.08, the parties hereby agree that from and after the Closing, neither party shall have any liability, and neither party nor any of their respective Affiliates shall make any Claim, for any Loss or any other matter, under, relating to or arising out of this Agreement (including breach of representation, warranty, covenant or agreement) or any other Contract or other matter delivered pursuant hereto, or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise, except for fraud and except for a claim for indemnification pursuant to this Article 11.

(b)                                 Notwithstanding anything to the contrary contained herein (other than the proviso in this Section 11.06(b)), NO PERSON SHALL BE ENTITLED TO INDIRECT DAMAGES, CONSEQUENTIAL DAMAGES, SPECIAL DAMAGES, EXEMPLARY DAMAGES, PUNITIVE DAMAGES OR LOST PROFITS, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF BUYER AND SELLER, FOR ITSELF AND ON BEHALF OF THEIR RESPECTIVE MEMBERS OF THE BUYER GROUP AND SELLER GROUP, RESPECTIVELY, HEREBY EXPRESSLY WAIVES ANY RIGHT TO INDIRECT DAMAGES, CONSEQUENTIAL DAMAGES, SPECIAL DAMAGES, EXEMPLARY DAMAGES, PUNITIVE DAMAGES OR LOST PROFITS UNDER OR IN CONNECTION WITH THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY; provided, however, that, notwithstanding the foregoing in this Section 11.06(b), the parties hereby acknowledge that (i) for the avoidance of doubt, in no circumstance shall direct damages (which the parties hereby acknowledge and agree shall include all damages that are reasonably foreseeable as a result of the event giving rise thereto) be prohibited by the foregoing limitation or waiver in this Section 11.06(b) and (ii) any indirect damages, consequential damages, special damages, exemplary damages, punitive damages or lost profits recovered by any third party (including a Governmental Authority) against a Person entitled to indemnification under Article 11 shall not be subject to the foregoing limitation or waiver in this Section 11.06(b).

(c)                                  Notwithstanding anything to the contrary in this Agreement, but without limiting any of the Seller Group’s rights pursuant to Article 11 effective as of and following the Closing, each member of the Seller Group hereby FULLY, FINALLY AND IRREVOCABLY RELEASES, ACQUITS AND FOREVER DISCHARGES the Company from any and all commitments, Proceedings, promises, agreements, debts and Losses, and covenants not to sue the Company for any such commitment, Proceeding, promise, agreement, debt or Losses, of every kind and nature whatsoever, that such member of the Seller Group has, may have had or may have in the future against the Company, relating to any event, dispute or occurrence arising prior to the

Closing with respect to (i) Seller’s ownership of any securities of the Company or (ii) the conduct of the Company’s business prior to the Closing; provided, however, that this release does not extend to any claims relating to any breach or alleged breach by Buyer of this Agreement or any of the provisions set forth herein or in the agreements, exhibits or other documents executed and delivered in connection herewith.  Nothing in this release shall in any way release, remise or discharge Buyer from any representation, warranty, covenant, agreement or obligation of Buyer under this Agreement or any of the provisions set forth herein or in the agreements, exhibits or other documents executed and delivered in connection herewith.

(d)                                 Notwithstanding anything to the contrary in this Agreement, but without limiting any of the Buyer Group’s rights pursuant to Article 11, effective as of and following the Closing, each of the Buyer and the Company hereby FULLY, FINALLY AND IRREVOCABLY RELEASES, ACQUITS AND FOREVER DISCHARGES Seller from any and all commitments, Proceedings, promises, agreements, debts and Losses, and covenants not to sue Seller for any such commitment, Proceeding, promise, agreement, debt or Losses, of every kind and nature whatsoever, that such Person has, may have had or may have in the future against Seller, relating to any event, dispute or occurrence arising prior to the Closing with respect to (i) Seller’s ownership of any securities of the Company or (ii) the conduct of the Company’s business prior to the Closing; provided, however, that this release does not extend to any claims relating to any breach or alleged breach by Seller of this Agreement or any of the provisions set forth herein or in the agreements, exhibits or other documents executed and delivered in connection herewith.  Nothing in this release shall in any way release, remise or discharge Seller from any representation, warranty, covenant, agreement or obligation of Seller under this Agreement or any of the provisions set forth herein or in the agreements, exhibits or other documents executed and delivered in connection herewith.

Article 12
TERMINATION

Section 12.01.                   Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing according to the following:

(a)                                 by mutual written agreement of each of Seller and Buyer;

(b)                                 by either Seller or Buyer if the Closing shall not have been consummated on or before December 31, 2019, or such other date as is otherwise mutually agreed to by each of Buyer and Seller in writing;

(c)                                  by either Seller or Buyer if consummation of the transactions contemplated hereby is enjoined or would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d)                                 by Buyer if (i) Seller shall have filed a petition for relief under the Bankruptcy Code prior to the Closing or (ii) an involuntary petition for relief under the Bankruptcy Code is filed against Seller prior to the Closing by any party;

(e)                                  by Seller if (i) Buyer shall have filed a petition for relief under the Bankruptcy Code prior to the Closing or (ii) an involuntary petition for relief under the Bankruptcy Code is filed against Buyer prior to the Closing by any party;

(f)                                   by Buyer, upon a material breach of any representation, warranty, covenant or agreement on the part of Seller or the Company set forth in this Agreement, or if any representation or warranty of Seller or the Company shall have become untrue, in either case such that the conditions set forth in Section 10.02 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue (provided that, if such breach is curable by Seller or the Company, then they shall first be afforded a period of thirty (30) days to cure such breach); provided, however, that Buyer’s right to terminate this Agreement under this clause (f) shall not be available if Buyer is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of Buyer shall have become untrue such that the condition set forth in Section 10.03 would not be satisfied;

(g)                                  by Seller, upon a material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Section 10.03 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue (provided that, if such breach is curable by Buyer, then they shall first be afforded a period of thirty (30) days to cure such breach); provided, however, that Seller’s right to terminate this Agreement under this clause (g) shall not be available if Seller is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of Seller shall have become untrue such that the condition set forth in Section 10.02 would not be satisfied;

(h)                                 by Buyer, pursuant to Section 5.04; or

(i)                                     by Buyer, if Seller does not loan to KEI the KEI Loan Amount.

The party desiring to terminate this Agreement pursuant to clauses (b) through (i) of this Section 12.01 shall give notice of such termination to the other party, but no prior notice shall be required by this sentence.

Section 12.02.                   Effect of Termination.  If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to any other party to this Agreement; provided, however, that if such termination shall result from either party’s willful (a) failure to perform a covenant or agreement set forth in this Agreement, or (b) breach of any representation, warranty or agreement contained herein, such failing or breaching party shall be fully liable for any and all damages incurred or suffered by the other party as a result of such failure or breach, subject to all specific limitations set forth in this Agreement.  The provisions of Section 6.01, 6.03, Section 13.01, 13.03, 13.05, 13.06 and 13.07 shall survive any termination hereof pursuant to Section 12.01.

Article 13
MISCELLANEOUS

Section 13.01.                   Notices.  All notices and other communications hereunder shall be in writing (including facsimile transmission, with confirmation of receipt) and shall be deemed to have been duly given (a) when delivered personally or by email (with a further confirmation notice sent by a method set forth in the following (b) or (c)), (b) when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), or (c) three Business Days after being sent by registered or certified mail, return receipt requested, in each case to the other party at the following addresses (or to such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

if to Seller, or to the Company prior to Closing, to:

SkyWest, Inc.

444 South River Road
St. George, Utah 84790
Attention:  Chief Commercial Officer

with a required copy to (which shall not constitute notice):

Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
Attention:  Dale T. Hansen

if to Buyer or to the Company following the Closing, to:

ManaAir LLC

1659 E Clifton Road NE
Atlanta, Georgia 30307
Attention:  Subodh Karnik

with required copies to (which shall not constitute notice):

Sidley Austin LLP
1000 Louisiana Street, Suite 6000
Houston, Texas 77002
Attention:  Kevin P. Lewis

and

Eversheds Sutherland (US) LLP
999 Peachtree Street NE, Suite 2900
Atlanta, GA  30309
Attention:  Shawn Rafferty

; provided that any communication by facsimile shall be confirmed by a copy sent via overnight mail to the physical address of the recipient set forth above.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt, and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02.                   Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03.                   Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 13.04.                   Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Seller shall not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Buyer.  Buyer shall have the right to assign, delegate or otherwise transfer any of its rights or obligations under this Agreement to any Person upon the prior written consent of Seller, which shall not be unreasonably withheld or delayed; provided, however, that Buyer shall not be required to obtain Seller’s prior written consent for any such assignment, delegation or transfer to United or any of United’s Affiliates; provided, further, that any such assignment shall not relieve Buyer of any of its obligations hereunder unless otherwise expressly assumed by United.

Section 13.05.                   Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 13.06.                   Jurisdiction.  The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware or any Delaware state court sitting in Wilmington, Delaware, so long as one of such courts shall have subject matter jurisdiction over such Proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.07.                   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.08.                   Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court sitting in Wilmington, Delaware, in addition to any other remedy to which they are entitled at law or in equity.

Section 13.09.                   Counterparts; Effectiveness; Third-Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.  Except as provided in Section 7.05, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.10.                   Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto, and any other agreements specifically referred to in this Agreement, including the Letter Agreement) constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.11.                   Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.12.                   Construction.  This Agreement shall be construed as though all parties had drafted it.

Section 13.13.                   Matters Regarding Representation of Seller and the Company.

(a)                                 Seller Counsel.  Parr Brown Gee & Loveless PC (“Parr Brown”) has acted as counsel for Seller and the Company and their respective Affiliates in connection with this Agreement (the “Acquisition Engagement”) and in that connection not as counsel for any other Person, including Buyer.  Parr Brown has also represented such parties prior to the Closing in respect of other matters and will continue to represent Seller and its Affiliates following the Closing.

(b)                                 Acquisition Engagement.  Only Seller and the Company and their respective Affiliates shall be considered clients of Parr Brown in the Acquisition Engagement.  All communications of or seeking legal advice between any one or more of Seller, the Company and their respective Affiliates, on the one hand, and Parr Brown, on the other hand, shall be deemed to be attorney-client confidences that belong solely to Seller and its respective Affiliates (excluding the Company) and not to the Company or Buyer.  Accordingly, Buyer shall not have access to any such communications, or to and such communications in the files of Parr Brown relating to the Acquisition Engagement, whether or not the Closing shall have occurred.  Without limiting the generality of the foregoing, upon and after the Closing:  (i) Seller and its respective Affiliates (excluding the Company), and Parr Brown, shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither the Company nor Buyer shall be a holder thereof; (ii) to the extent that files of Parr Brown in respect of the Acquisition Engagement constitute property of the client, only Seller and its Affiliates (excluding the Company) shall hold such property rights; and (iii) Parr Brown shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Buyer by reason of any attorney-client relationship between Parr Brown and the Company or otherwise unless otherwise directed by a court order or the order of any Governmental Authority.

(c)                                  Post-Closing Representation of Seller, Including Matters Relating to the Acquisition.  If Seller and its Affiliates (excluding the Company) so desire, and without the need for any consent or waiver by the Company or Buyer or any Affiliate of any of the foregoing, Parr Brown shall be permitted to act as counsel to any of Seller and its Affiliates (excluding the Company) after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto.  Without limiting the generality of the foregoing, after the Closing, Parr Brown shall be permitted to represent Seller and its Affiliates (excluding the Company), or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary Proceeding) with Buyer or any of its agents or Affiliates (including the Company) under or relating to this Agreement or any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and with respect to disputes involving agreements entered into by Seller and its Affiliates (excluding the Company) in connection with this Agreement or otherwise with Buyer or its Affiliates.

(d)                                 Cessation of Attorney-Client Relationship with the Company.  Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Parr Brown, including with respect to any matter arising after the Closing, unless Parr Brown is specifically engaged in writing by the Company to represent the Company after the Closing.

(e)                                  Consent and Waiver of Conflicts of Interest.  The parties hereby expressly consent to the foregoing arrangements, on their own behalf and on behalf of their respective Affiliates.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SKYWEST, INC.

By:	/s/ Russell A. Childs
	Name:	Russell A. Childs
	Title:	Chief Executive Officer and President

MANAAIR LLC

By:	/s/ Subodh Karnik
	Name:	Subodh Karnik
	Title:	President & CEO

Signature Page to Stock Purchase Agreement

Schedule 2.01(a)(1)

Asset Value and Procedures for Tangible Assets

1.              Overview.  The “Gross Purchase Price” referred to in Section 2.01(a)(i) shall be determined by calculating the aggregate value of the Included Assets (as such term is defined below) listed on that certain Microsoft Excel spreadsheet listing assets (such spreadsheet, the “Tangible Asset List”, and such assets, collectively, the “Tangible Assets”) that is attached to the email sent to a working group by Liam Mackay of United Airlines on December 15, 2018 at approximately 6:56 P.M. Central time (the “Selection Email”) and which includes a summary of baseline values.  The Included Assets (excluding the Leasehold Improvements (as such term is defined below)) were initially identified in the Selection Email and will be subject to adjustment in the event of any elections by Buyer to exclude Tangible Assets from the Included Assets at the Closing in accordance with paragraph 5 of this Schedule 2.01(a)(1).  The Leasehold Improvements will be included as an Included Asset and will be valued as provided below.  The calculation of the Gross Purchase Price will occur at each of the Closing Determination (as such term is defined below) and the Final Determination (as such term is defined below), and such calculation shall assign a value in accordance with this Schedule 2.01(a)(1) with respect to each Included Asset (each such value, the “Asset Value”, and the aggregate of all the Asset Values for all Included Assets, the “Aggregate Asset Value”).  If the calculation of the Gross Purchase Price at the Closing Determination differs from the calculation of the Gross Purchase Price at the Final Determination, then paragraph 7 of this Schedule 2.01(a)(1) will apply.

2.              The Tangible Assets are divided into the following categories (the “Categories”):

a.              aircraft engines identified individually by serial number on the worksheet labeled “1. Engines” on the Tangible Asset List (each, an “Engine”);

b.              auxiliary power units for ERJ aircraft, identified individually by serial number on the worksheet labeled “2. APU’s” on the Tangible Asset List (each, an “APU”);

c.               rotable spare parts (including certain life-limited parts), identified individually by description, part number, serial number (as applicable) and quantity on the worksheet labeled “3. Rotables” on the Tangible Asset List (each, a “Rotable Part”);

d.              expendable spare parts, identified by description, part number and quantity on the worksheet labeled “4a. Expendables”, “4b. Repairables” and “4c. Consumables” on the Tangible Asset List (each, an “Expendable Part”);

e.               tooling, identified individually by description, part number, batch number and quantity on the worksheet labeled “5. Tooling” on the Tangible Asset List (collectively, the “Tooling”);

f.                ground support equipment, identified individually by description, model and serial number, as applicable, on the worksheet labeled “6. GSE” on the Tangible Asset List (each, an item of “GSE”);

g.               aircraft simulators and other training devices, identified by type, description and quantity on the worksheet labeled “7. Flight Training Equipment” on the Tangible Asset List (each, a “Flight Training Device”);

h.              furniture and fixtures, identified by description and location on the worksheet labeled “8. Furniture & Fixtures” on the Tangible Asset List (collectively, “Furniture and Fixtures”);

i.                  information technology hardware and equipment, identified on the worksheet labeled “9. IT Equipment” on the Tangible Asset List (each, an item of “IT Equipment”); and

j.                 leasehold improvements identified by description and location on the worksheet labeled “10. Leasehold Improvements” on the Tangible Asset List (the “Leasehold Improvements”).

3.              For each Category of Tangible Assets, the Tangible Asset List specifies an initial determination of Asset Value for the applicable Tangible Assets (each such initial determination, an “Initial Determination”), which is specified in the “CFMV”, “Value” or “Amount” column (current fair market value), as the case may be, on the respective worksheet for each Category or, in the case of multiple quantities, the individual item value is listed in “VAL EA” or “Unit Value” column, as applicable.  For the avoidance of doubt, the Initial Determination of Asset Value for the Expendable Parts described in worksheet labeled “4a. Expendables” is set forth in the column “Selection Value” and is a simple average of the value of like part numbers as provided determined using the “VAL EA” in worksheet labeled “4. Expendables (No Selection)”.  The parties agree that in connection with the determination of the Final Determination, the Asset Value of the Expendable Parts described in worksheet labeled “4a. Expendables” will be redetermined using the “VAL EA” in worksheet labeled “4. Expendables (No Selection)” based on the actual “4a. Expendables” selected by Buyer for final inclusion as Included Assets based on the quantity and condition.

4.              Buyer has selected in the Selection Email the quantities and serial numbers, as applicable, of the various types of Expendable Parts and the particular Engines, APUs, Rotable Parts, GSE, Tooling, and Flight Training Devices that will be included in the assets owned by the Company as of the Closing (such assets, together with the Furniture and Fixtures, the IT Equipment, and the Leasehold Improvements, the “Included Assets”) and the determination of the Aggregate Asset Value at the Closing Determination shall be based on Buyer’s selection of the Included Assets in the Selection Email for the purpose of the Closing Determination.  All Furniture and Fixtures (except as set forth in paragraph 4.c below), IT Equipment (except as set forth in paragraph 4.c below), and Leasehold Improvements items included in the Tangible Assets List shall be included within the Included Assets, and shall not be subject to selection by Buyer.

5.              For each Tangible Asset, the Asset Value will be based on the condition of such Tangible Asset as of the Closing Date and will be determined by adjusting the Initial Determinations of selected Tangible Assets described on the Tangible Asset List, in accordance with the following methodologies in this paragraph 5, unless otherwise agreed by the parties.  The Aggregate Asset Value at the Closing Date shall be determined both (x) for Closing, as of the time of the Selection Email (such estimated determination of the Aggregate Asset Value, the “Closing Determination”) and (y) the date 10 days following the Closing Date (such final determination of the Aggregate Asset Value, the “Final Determination”).

a.              Engines and APUs.  The Initial Determinations for Engines and APUs will be based on the assumptions set forth below, and the Asset Values to be calculated at each of the Closing Determination and Final Determination for Engines and APUs and will be determined as set forth below.

i.             Such Engine or APU is complete, with all parts and accessories (based on the specified configuration) attached.  If such Engine or APU is missing parts and Seller cannot replace such parts, then Buyer may elect to include such Engine or APU as a Reappraisal Item (as such term is defined below) or exclude such Engine or APU from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Engine or APU.

ii.          Unless otherwise specified on the Tangible Asset List, such Engine or APU is in serviceable condition in accordance with the Company’s maintenance program, including the records and documentation necessary, in all material respects, to operate such assets.  If such Engine or APU is not in a serviceable condition (regardless of whether such condition is specified on the Tangible Asset List) and Seller does not promptly take the action necessary to render such Engine or APU serviceable, then Buyer may elect to include such Engine or APU as a Reappraisal Item or exclude such Engine or APU from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and at the Final Determination shall not include the Initial Determination with respect to such Engine or APU.

iii.       Such Engine or APU has accumulated the number of cycles specified on the Tangible Asset List (the “Initial Cycles”).  For the purposes of the Closing Determination, the total cycles accumulated on such Engine or APU as of the Closing Date will be estimated (the “Final Cycles”).  For the purposes of the Closing Determination, (x) the difference between the Initial Cycles and the Final Cycles for such Engine or APU (the “Cycle Change”) will be multiplied by $23.47 in the case of Engines and $13.33 in the case of APUs (the “Cycle Adjustment Amount”) and (y) the Asset Value of such Engine or APU will be decreased by the Cycle Adjustment Amount.  If such Engine or APU has incurred a performance restoration (as defined by the engine or APU manufacturer, as applicable) since the determination of the Initial

Cycles, then such Engine or APU shall be a Reappraisal Item.  The process described in the immediately preceding sentences shall be repeated for the purposes of the Final Determination, except that the term “Initial Cycles” shall instead refer to the estimated number of total cycles used in the Closing Determination and the term “Final Cycles” shall instead be determined by review of the relevant aircraft records relating to the Engine or APU, as applicable, and the parties shall reasonably cooperate with each other in conducting such review of such aircraft records.

iv.      Based on ongoing maintenance requirements of the Company, as of the Closing, certain APUs may have been used to replace similar auxiliary power units used with respect to the ERJ Aircraft (such replaced auxiliary power unit, the “Replaced APU”).  In such event, the applicable APU will not be considered a Tangible Asset, and the Replaced APU will be considered a Tangible Asset.  As to the Replaced APU, the Replaced APU will be considered a Reappraisal Item.

b.              Rotable Parts and Expendable Parts. The Initial Determinations for Rotable Parts and Expendable Parts will be based on the assumptions set forth below, and the Asset Values to be calculated at each of the Closing Determination and Final Determination for Rotable Parts and Expendable Parts will be determined as set forth below.

i.             Such Rotable Part or Expendable Part is complete, with all parts and accessories (based on the specified configuration) attached.  If such Rotable Part or Expendable Part is missing parts and Seller cannot replace such parts, then Buyer may exclude such Rotable Part or Expendable Part from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Rotable Part or Expendable Part.

ii.          Unless otherwise specified on the Tangible Asset List, such Rotable Part or Expendable Part is in a certain condition which is specified in the “STANDARDIZED COND” column (“3. Rotables”, “4b. Repairables” and “4c. Consumables” and, as to “4a. Expendables”, in “4. Expendables (No Selection)”) by one of the following codes in accordance with the Company’s maintenance program (each a “Condition Code”): (a) “NE” meaning new condition; (b) “OH” meaning overhauled condition; (c) “SV” meaning serviceable condition; (d) “AR” meaning as removed; or (e) “BER” meaning beyond economic repair.  Except as to the “4a. Expendables” as provided in Section 3 of this Schedule 2.01(a)(1), each Rotable Part or Expendable Part has a set value by part number specified in the “MASTERPARTNUMBER” column (“3. Rotables” or “4. Expendables”) depending on the Condition Code of the applicable Rotable Part or Expendable Part.   Except as to the “4a. Expendables” as provided in Section 3 of this Schedule 2.01(a)(1), for purposes of the Initial

Determination, the value of each respective part is based on its respective Condition Code as provided in the “VAL EA” column (“3. Rotables” or “4. Expendables”). Each Rotable Part or Expendable Part will have all applicable records and documentation in accordance with the Company’s maintenance program to confirm the Condition Code.  If as of the Closing Determination, such Rotable Part or Expendable Part has changed its applicable Condition Code in accordance with the Company’s maintenance program from the Condition Code as of the Initial Determination, then, for purposes of the Closing Determination the Asset Value of such Rotable Part or Expendable Part will be adjusted to reflect its then current Condition Code as reflected in the relevant “VAL EA” column (“3. Rotables”, “4b. Repairables” or “4c. Consumables”), provided, however, that if no price is specified in the Tangible Asset List for such Rotable Part or Expendable Part applicable to such then-current Condition Code, then Buyer may elect to include such Rotable Part or Expendable Part as a Reappraisal Item; and provided further, as to the “4a. Expendables”, the Closing Determination Value will be determined using the “Unit Price” as specified in “4a. Expendables” and will be subject to adjustment as provided in provided in Section 3 of this Schedule 2.01(a)(1).  The process described in the immediately preceding sentences shall be repeated for the purposes of the Final Determination, except that the term “Initial Determination” shall instead refer to the “Closing Determination,” and the parties shall reasonably cooperate with each other in conducting the review of aircraft records and physical inspections, to confirm the accuracy of Condition Codes, as may be requested by the parties in accordance with paragraph 11 of this Schedule 2.01(a)(1).

iii.       If Seller and Buyer cannot mutually agree to the then current Condition Code as of the Initial Determination, the Closing Determination or the Final Determination, then Buyer may elect to exclude such Rotable Part or Expendable Part from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Rotable Part or Expendable Part.

iv.      Based on ongoing maintenance requirements of the Company, as of the Closing, certain Rotatable Parts or Expendable Parts may not be available as of either the Closing Determination or Final Determination (such part, a “Consumed Part”).  In such event, the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Consumed Part.

c.               Tooling, GSE, Furniture and Fixtures and IT Equipment (each “Equipment”).  The Initial Determination for Equipment will be based on the assumptions set forth below, and the Asset Values to be calculated at each of the Closing Determination and Final Determination for Equipment will be determined as set forth below.

i.             Such Equipment is complete with all parts, records, authorizations and indicia of title, as necessary, in all material respects.  If such Equipment is missing parts and Seller cannot replace such parts, then Buyer may elect to exclude such Equipment from the Included Assets.  If Buyer elects to exclude, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Equipment.

ii.          Unless otherwise specified on the Tangible Asset List, such Equipment is functional and in good working order. If such Equipment is not functional or not in good working order (regardless of whether such condition is specified on the Tangible Asset List), then Buyer may elect to exclude such Equipment from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Equipment.

iii.       The Asset Value of the Equipment at the Closing Determination and the Final Determination will be the Initial Determination and will not be subject to further adjustment.

d.              Leasehold Improvements.  The Initial Determination, Closing Determination and Final Determination for the Leasehold Improvements is equal to $985,336, and will not be subject to further adjustment.

e.               Flight Training Devices.  The Initial Determination for Flight Training Devices will be based on the assumptions set forth below, and the Asset Values to be calculated at each of the Closing Determination and Final Determination for Flight Training Devices will be determined as set forth below.

i.             Each such Flight Training Device is complete with all parts, records, authorizations and indicia of title, as necessary, in all material respects.  If such Flight Training Device is missing parts and Seller cannot replace such parts, then Buyer may elect to include such Flight Training Device as a Reappraisal Item or exclude such Flight Training Device from the Included Assets.  If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include the Initial Determination with respect to such Flight Training Device.

ii.          Unless otherwise specified on the Tangible Asset List, such Flight Training Device is functional and in good working order. If such Flight Training Device is not functional or not in good working order (regardless of whether such condition is specified on the Tangible Asset List), then Buyer may elect to include such Flight Training Device as a Reappraisal Item or exclude such Flight Training Device from the Included Assets. If Buyer elects to exclude such item, then the Aggregate Asset Value at the Closing

Determination and the Final Determination shall not include the Initial Determination with respect to such Flight Training Device.

iii.  The Asset Value of the Flight Training Devices at the Closing Determination and the Final Determination will be the Initial Determination and will not be subject to further adjustment unless otherwise determined by Buyer to be a Reappraisal Item.

f.                Reappraisal Items.  If Buyer elects to designate one or more Tangible Assets for reappraisal (pursuant to the foregoing provisions) or if the provisions of this Schedule 2.01(a)(1) otherwise designate a Tangible Asset for reappraisal (each a “Reappraisal Item”), then as soon as reasonably practicable the parties shall retain the same appraiser that performed the appraisal that was the basis for the Initial Determination (or a mutually agreeable substitute therefor) to perform an updated appraisal of the value of such Reappraisal Item(s) based on the then-current condition, which value shall in no event exceed the Initial Determination for such Reappraisal Item, unless such Reappraisal Item was overhauled or repaired after the time of the Selection Email resulting in increased value.  Buyer may elect to retain one or more of such Reappraisal Items as Included Assets, in which case the Aggregate Asset Value at the Closing Determination and the Final Determination shall include such updated appraisal value.  Any Reappraisal Items not so selected by Buyer will be excluded from the Included Assets and the Aggregate Asset Value at the Closing Determination and the Final Determination shall not include either the Initial Determination or such reappraisal value, in each case with respect to such Reappraisal Item.  If any such reappraisal is not completed prior to the Final Determination, then there will be an additional determination once such reappraisal is complete to address any change to the Aggregate Asset Value resulting from such reappraisal, conducted in a manner consistent with the methodology use to perform the Final Determination.

6.              Notwithstanding anything to the contrary in this Schedule 2.01(a)(1), the Aggregate Asset Value calculated at the Closing Determination and at the Final Determination shall not include any value with respect to any Tangible Asset that is not owned by the Company or that cannot be located as of such time.

7.              The Aggregate Asset Value at the Closing will be the aggregate of all Asset Values calculated pursuant to the Closing Determination for all of the Included Assets, and such Aggregate Asset Value shall be a component of the Closing Payment Amount payable by Buyer pursuant to Section 2.02(a) of the Agreement.  If the Final Determination is greater than the Closing Determination, then Buyer shall pay the absolute value of such difference to Seller within thirty (30) days of the calculation of the Final Determination pursuant to this Schedule 2.01(a)(1).  If the Final Determination is less than the Closing Determination, then Seller shall pay the absolute value of such difference to Buyer within thirty (30) days of the calculation of the Final Determination pursuant to this Schedule 2.01(a)(1).

8.              Seller shall segregate all Tangible Assets that are excluded from the Closing Determination prior to the Closing Date.  Seller and Buyer will work together to allow the transfer and move of all Tangible Assets that are excluded from the Closing Determination within 90 days of the Closing Date.

9.              Section 7.04 of this Agreement shall apply with respect to all Tangible Assets that are excluded from the Included Assets in connection with the Final Determination as soon as practicable following the calculation of the Final Determination, with all such excluded Tangible Assets being treated as a Wrong Pocket Asset with respect to Buyer and a Right Pocket Asset with respect to Seller.

10.       Notwithstanding anything to the contrary in the Agreement (including this Schedule 2.01(a)(1)), the parties acknowledge and agree, and intend, that there shall be no adjustments to the Asset Values or the Aggregate Asset Value other than as set forth in this Schedule 2.01(a)(1).

11.       From and after the Execution Date, upon reasonable written notice from Buyer to Seller, Buyer may conduct an inspection of the Tangible Assets and the books and records relating thereto.  Such inspection shall be conducted so as not to interfere with the Company’s business or operation and maintenance of the applicable Tangible Assets. Buyer shall be responsible for costs incurred by Buyer with respect to any inspection of the Tangible Assets.  In addition to the foregoing, in connection with the determination of the Initial Determination and the Closing Determination, Seller shall reasonably cooperate, and shall cause the Company to reasonably cooperate, with Buyer in providing access and review of Company maintenance records and logs relating to the determination of such value and the condition of the applicable Tangible Asset.  In connection with the determination of the Final Determination, Buyer shall reasonably cooperate, and shall cause the Company to reasonably cooperate, with Seller in providing access and review of Company maintenance records and logs relating to the determination of such value and the condition of the applicable Tangible Asset.